UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012.

Commission File Number: 001-31221

Total number of pages: 63

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: May 28, 2012	By:	/S/ OSAMU HIROKADO
Osamu Hirokado Head of Investor Relations

Information furnished in this form:

1.	English translation of Notice of Convocation of the 21st Ordinary General Meeting of Shareholders

Notice of Convocation of the 21st Ordinary

General Meeting of Shareholders

NTT DOCOMO, INC.

This is an English translation of the Notice of Convocation of the Ordinary General Shareholders Meeting for the 21st Fiscal Year (“the Notice”) of NTT DOCOMO, INC. and its subsidiaries (“DOCOMO,” the “Company,” “we,” or “our Group”). This translation includes a translation of the audit report of KPMG AZSA LLC, DOCOMO’s independent auditor, of the financial statements included in the original Japanese language Notice. KPMG AZSA LLC has not audited and makes no warranty as to the accuracy or otherwise of the translation of the financial statements or other financial information included in this translation of the Notice.

Message from the President	1

Notice of Convocation of the 21st Ordinary General Meeting of Shareholders	3

(Attachments)

Business Report	14

Consolidated Balance Sheet	47

Consolidated Statement of Income and Comprehensive Income	48

Consolidated Statement of Changes in Equity	49

Consolidated Statement of Cash Flows (Reference)	50

Non-Consolidated Balance Sheet	51

Non-Consolidated Statement of Income	52

Non-Consolidated Statement of Changes in Net Assets	53

Independent Auditors’ Report regarding the Consolidated Financial Statements	55

Independent Auditors’ Report regarding the Non-Consolidated Financial Statements	57

Report of Corporate Auditors	59

MESSAGE FROM THE PRESIDENT

Dear Shareholders:

I am delighted to present this convocation notice for the general shareholders meeting for the 21st fiscal year (from April 1, 2011 to March 31, 2012).

In the fiercely competitive mobile communications market, we have moved ahead with our customer-focused reform initiatives undertaking various measures aimed for growth, including, among other things, facilitating the widespread adoption of smartphones and expanding our next-generation communication service, Xi. At the same time, we sought further efficiency improvement by optimizing our capital expenditures to lower our network costs and other ongoing cost-cutting efforts. As a result, we were able to secure an increase in both operating revenues and income for the fiscal year ended March 31, 2012, and retained the No. 1 customer satisfaction ranking in the sectors of consumer, enterprise and data communications service offerings. In the aftermath of the Great East Japan Earthquake, we devoted our full strengths to repair the damaged communication facilities and equipment as quickly as possible, and restored our service areas to nearly pre-disaster levels by the end of April 2011. In addition, based on the lessons learned from the experience of the earthquake, we developed new disaster preparedness measures and nearly completed their implementation by the end of February 2012.

We would like to extend our sincerest apologies to our customers and shareholders for any inconveniences or anxiety caused by the series of service interruptions, which included such events as difficulty of establishing voice and packet connections, or mail address of some users replaced with that of other user when using sp-mode mail service. To prevent recurrence of similar issues, we completed comprehensive inspection of network facilities, increased installation of packet switches and employed various other measures. Going forward, we will continue our endeavors to improve our network infrastructure to regain customer confidence.

In the fiscal year ending March 31, 2013 — the final year of “Change and Challenge” action plan, we will strive to achieve our stated target of generating ¥900.0 billion in operating income. In addition, toward the realization of “Medium-Term Vision 2015” which we developed in November 2011, we will also propel the evolution of mobile services and new value creation through convergence with various industries and services leveraging “DOCOMO’s clouds,” with the aim of offering enhanced safety and security and delivering more convenient and efficient solutions to people’s everyday lives and business as “an integrated service company placing mobile at the core.”

As always, I ask for your continued goodwill and support.

May 2012

Ryuji Yamada

President and CEO

Corporate Vision

“Pursuing Smart Innovation”

HEART

Harmonize — Social contribution beyond borders, across generations

Evolve — Evolution of service and network

Advance — Advance industries through convergence of services

Relate — Creating joy through connections

Trust — Support for safe, secure and comfortable living

Tokyo Stock Exchange: 9437

London Stock Exchange: NDCM

New York Stock Exchange: DCM

May 28, 2012

To Shareholders

NTT DOCOMO, INC.

11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo, Japan

President and CEO: Ryuji Yamada

NOTICE OF CONVOCATION OF

THE 21st ORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 21st Ordinary General Meeting of Shareholders of the Company (“Meeting”) will be held as described below.

Details

1. Date and Time:	Tuesday, June 19, 2012 at 10:00 a.m. (Japan Standard Time)

2. Place of the Meeting:	Tsuru-no-ma, The Main Banquet Floor
Hotel New Otani
4-1, Kioi-cho, Chiyoda-ku, Tokyo, Japan

3.	Matters to be dealt with at the Meeting:

Matters to be reported:

1)	Report on Business Report, Consolidated and Non-Consolidated Financial Statements for the 21st Fiscal Year (from April 1, 2011 to March 31, 2012).

2)	Report on Results of Audit of Consolidated Financial Statements by Registered Public Accountants and Board of Corporate Auditors.

Matters to be resolved:

First Item of Business:	Appropriation of Retained Earnings

Second Item of Business:	Election of Thirteen (13) Directors

Third Item of Business:	Election of One (1) Corporate Auditor

A copy of the Business Report and our Consolidated and Non-Consolidated Financial Statements and a certified copy of the Independent Auditor’s Report and the Audit Report of Board of Corporate Auditors for the 21st Fiscal Year required to be attached are included as pages 14-59 hereto.

In accordance with the applicable laws and regulations, and the provisions of Article 13 of the Company’s Articles of Incorporation, we have posted the Notes to the Consolidated and Non-Consolidated Financial Statements, which comprises the Attachments to this Notice of Convocation of the 21st Ordinary General Meeting of Shareholders, at the Company’s following web site:

(http://www.nttdocomo.co.jp/english/corporate/ir/event/meeting/index.html) instead of containing them herein.

Our Consolidated and Non-Consolidated Financial Statements included in the Attachments to the Notice of Convocation of the 21st Ordinary General Meeting of Shareholders are part of our Consolidated and Non-Consolidated Financial Statements audited by the Independent Auditor in preparing the Independent Auditor’s Report.

Should any revision be needed with regard to the Reference Materials for the Ordinary General Meeting of Shareholders, Business Report or Consolidated and Non-Consolidated Financial Statements, the Company will publish such revision on its website (http://www.nttdocomo.co.jp/).

REFERENCE MATERIALS FOR THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

Items of Business and Matters for Reference

First Item of Business: Appropriation of Retained Earnings

Items relating to year-end dividends

Taking into account the consolidated results of operations and consolidated dividend payout ratio, the Company distributes dividends with the aim of providing continuous stable dividends while trying to enhance its financial condition and secure internal reserves. The Company proposes to pay the year-end dividend for the 21st fiscal year as follows:

(1)	Type of Dividend Asset

Cash

(2)	Proposed Appropriation of Dividend Assets to Shareholders and Total Amount of Dividend Payment

¥2,800 per share of common stock of the Company

Total Amount of Dividend Payment: ¥116,109,282,800

(The Company paid an interim dividend in November 2011, and accordingly, the aggregate amount of annual dividends for this fiscal year will be ¥5,600 per share.)

(3)	Effective Date of the Appropriation of Dividends from Retained Earnings Wednesday, June 20, 2012

Second Item of Business: Election of Thirteen (13) Directors

As the terms of office of thirteen (13) Directors will expire at the close of this meeting, it is proposed that thirteen (13) Directors be elected.

The candidates for positions as Directors are as follows:

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
1	Kaoru Kato (May 20, 1951)	April 1977	Entered NTT Public Corporation	115

		June 2007	Executive Vice President, Member of the Board of Directors of NTT DoCoMo Kansai, Inc.

		July 2007	Executive Vice President, Managing Director of Corporate Strategy and Planning Department, Member of the Board of Directors of NTT DoCoMo Kansai, Inc.

		June 2008	Executive Vice President, Managing Director of Corporate Strategy and Planning Department, Member of the Board of Directors of the Company

		April 2009	Executive Vice President, Managing Director of Corporate Strategy and Planning Department and Managing Director of Mobile Society Research Institute, Member of the Board of Directors of the Company

		July 2009	Executive Vice President, Managing Director of Corporate Strategy and Planning Department, Member of the Board of Directors of the Company

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
2	Kazuto Tsubouchi (May 2, 1952)	April 1976	Entered NTT Public Corporation	145

		December 2000	General Manager of Kanazawa Branch of Nippon Telegraph and Telephone West Corporation (“NTT West”)

		June 2004	Managing Director of Accounts and Finance Department, Member of the Board of Directors of NTT DoCoMo Kansai, Inc.

		June 2006	Senior Vice President, Managing Director of Account and Finance Department, Member of the Board of Directors of the Company

		June 2008	Executive Vice President, Chief Financial Officer, Managing Director of Account and Finance Department, Member of the Board of Directors of the Company

		July 2008	Executive Vice President, Chief Financial Officer, Managing Director of Accounts and Finance Department and Responsible for Business Alliance Department, Member of the Board of Directors of the Company

(Principal concurrent position) Member of the Board of Directors of Tata Teleservices Limited (India)

3	Fumio Iwasaki (February 28, 1953)	April 1977	Entered NTT Public Corporation	124

		June 2004	Managing Director of Network Planning Department, Member of the Board of Directors of the Company

		June 2005	Senior Vice President and Managing Director of Network Planning Department of the Company

		June 2007	Representative Director and Senior Executive Vice President, Managing Director of Corporate Marketing Division, Member of the Board of Directors of NTT DoCoMo Kyushu, Inc.

		July 2008	Senior Vice President and Managing Director of Kyushu Regional Office of the Company

		June 2010	Executive Vice President, Responsible for Network, Member of the Board of Directors of the Company

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
4	Tsutomu Shindou (September 4, 1954)	April 1978	Entered NTT Public Corporation	88

		April 2007	Managing Director of Corporate Marketing Department I of the Company

		June 2007	Senior Vice President and Managing Director of Corporate Marketing Department I of the Company

		June 2011	Executive Vice President, Managing Director of Corporate Marketing Division, Member of the Board of Directors of the Company

		December 2011	Executive Vice President, Managing Director of Corporate Marketing Division and Managing Director of TOHOKU Reconstruction Support Office, Member of the Board of Directors of the Company

		May 2012	Executive Vice President, Managing Director of Corporate Marketing Division, Managing Director of Corporate Marketing Strategy Department and Managing Director of TOHOKU Reconstruction Support Office, Member of the Board of Directors of the Company

5	Takashi Tanaka (June 2, 1955)	April 1979	Entered NTT Public Corporation	147

		June 2003	Managing Director of Affiliated Companies Department of the Company

		June 2007	Senior Vice President, Managing Director of General Affairs Department, Member of the Board of Directors of the Company

		June 2008	Senior Vice President, Managing Director of Human Resources Management Department, Member of the Board of Directors of the Company

		July 2008	(change in Japanese department name) Senior Vice President, Managing Director of Human Resources Management Department, Member of the Board of Directors of the Company

		June 2011	Executive Vice President, Responsible for Consumer Sales, Member of the Board of Directors of the Company

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
6	Kazuhiro Yoshizawa (June 21, 1955)	April 1979	Entered NTT Public Corporation	106
		December 1996	Director of Corporate Strategy and Planning Department of the Company
		July 2001	Senior Director of Human Resources Management Department of the Company
		July 2003	Senior Director of Corporate Strategy and Planning Department of the Company
		June 2007	Senior Vice President, Managing Director of Corporate Marketing Department II of the Company
		June 2011	Senior Vice President, Managing Director of Human Resources Management Department, Member of the Board of Directors of the Company
7	Seizo Onoe	April 1982	Entered NTT Public Corporation	101
(May 12, 1957)
		March 2004	Managing Director of IP Radio Network Development Department of the Company
		December 2005	Managing Director of IP Radio Network Development Department and Managing Director of Radio System Development of the Company
		July 2006	Managing Director of Radio Access Network Development Department
		June 2008	Senior Vice President, Managing Director of R&D Strategy Department and Managing Director of Radio Access Network Development Department of the Company
		July 2008	Senior Vice President, Managing Director of R&D Strategy Department of the Company
8	Wataru Kagawa	April 1978	Entered NTT Public Corporation	73
(October 4, 1953)
		July 2004	Managing Director of IR Department of the Company
		June 2005	General Manager of Saitama Branch of the Company
		June 2007	Managing Director of General Affairs Department, Member of the Board of Directors of NTT DoCoMo Kansai, Inc.
		July 2008	Associate Senior Vice President, Managing Director of General Affairs Department of Kansai Regional Office of the Company
June 2011

Senior Vice President, Managing Director of General Affairs Department, Managing Director of Corporate Citizenship Department and Managing Director of Business Process Improvement Office, Member of the Board of Directors of the Company

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
9	Kiyohito Nagata (March 17, 1958)	April 1982	Entered NTT Public Corporation	99
		October 2001	Managing Director of Communication Device Development Department of the Company
		June 2004	Managing Director of Communication Device Development Department and Managing Director of Product Department of the Company
		July 2004	Managing Director of Product Department of the Company
		June 2007	Senior Vice President Managing Director of Product Department of the Company
June 2010

Senior Vice President, Managing Director of Strategic Marketing Department and Responsible for Product Business Strategy of the Company

(Principal concurrent positions) Member of the Board of Directors of Tata Teleservices Limited (India)

10	Hirotaka Sato	April 1982	Entered NTT Public Corporation	39
(November 18, 1958)
		February 2002	Senior Director of Global Business Department of the Company
		July 2004	Senior Director of System Marketing Department III of the Company
		June 2005	Senior Director of Accounts and Finance Department of the Company
		July 2008	General Manager of Finance and Accounting Department of Nippon Telegraph and Telephone Corporation (“NTT”)
		June 2011	Senior Vice President, Managing Director of Corporate Marketing Department I of the Company
11	Kazuhiro Takagi	April 1982	Entered NTT Public Corporation	32
(June 29, 1956)
		March 1999	Senior Director of Gateway Business Department of the Company
		July 2001	Senior Director of i-mode Business Department of the Company
		May 2002	Senior Director of Procurement and Supply Department of the Company
		July 2005	Senior Director of Human Resources Management Department of the Company
		July 2008	Managing Director of Frontier Services Department of the Company

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
12	Ryuji Yamada (May 5, 1948)	April 1973	Entered NTT Public Corporation	499
		June 2001	Senior Vice President, Executive Manager of Plant Planning Department, Member of the Board of Directors of NTT West
		June 2002	Executive Vice President, Senior Executive Manager of the Marketing and Support Solutions Headquarters, Member of the Board of Directors of NTT West
		June 2004	Representative Director and Senior Executive Vice President, Member of the Board of NTT
		June 2007	Representative Director and Senior Executive Vice President, Managing Director of Corporate Marketing Division, Member of the Board of Directors of the Company
		June 2008	Representative Director, President and Chief Executive Officer, Member of the Board of Directors of the Company

13	Hiroo Kusumoto (August 2, 1963)	April 1988	Entered NTT	10
		February 2000	Associate Manager of Corporate Planning Department of NTT Communications Corporation (“NTT Communications”)
		August 2002	Associate Manager of Human Resources Department of NTT Communications
		June 2006	General Manager of Kyushu Branch, Second Sales Division of NTT Communications
		July 2009	Senior Manager of Corporate Planning Department of NTT Communications
		August 2011	Senior Manager of Corporate Strategy Planning Department of NTT (Principal concurrent positions)
Senior Manager of Corporate Strategy Planning Department of NTT

Note:

1.

Nippon Telegraph and Telephone Corporation (NTT) is the parent of the Company. Nippon Telegraph and Telephone West Corporation (NTT West) and NTT Communications Corporation (NTT Communications) are subsidiaries of NTT. NTT DoCoMo Kansai, Inc. and NTT DoCoMo Kyushu, Inc., which had formerly been regional subsidiaries of the Company, were liquidated on July 1, 2008, following their merger with NTT DoCoMo, Inc., the surviving company.

2.

Mr. Hiroo Kusumoto is a candidate for an outside director due to his long career and engagement in businesses pertaining to telecommunications, and the Company’s expectations for his supervisory function from a standpoint independent of business execution as an outside director, based on his extensive experience and knowledge.

3.	Mr. Hiroo Kusumoto is engaged in the business execution of NTT which is a special interest party to the Company.

4.

Mr. Hiroo Kusumoto has received wages, etc., from NTT and NTT Communications, which are special interest parties to the Company, as an employee of NTT and NTT Communications during the past two years, and is expected to continue receiving wages, etc., as an employee of NTT.

5.

If the election of Mr. Hiroo Kusumoto is approved, in accordance with the provisions of Article 427, Section 1 of the Corporate Law of Japan, the Company plans to enter into a limited liability contract with Mr. Kusumoto, which sets forth the upper limit of damage compensation liability as provided in Article 423 Section 1 of the Corporate Law of Japan, so that he can properly fulfill the roles expected for an outside director of the Company.

Third Item of Business: Election of One (1) Corporate Auditor

As the terms of office of one (1) Corporate Auditor, Mr. Shunichi Tamari, will expire at the close of this Meeting, it is proposed that one (1) Corporate Auditor be elected.

The candidate for Corporate Auditor, to whom the Board of Corporate Auditors has given its approval, is as follows:

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of the Company Shares Owned
1	Takanori Utano (September 20, 1949)	April 1974	Entered NTT Public Corporation	155
		June 2001	Senior Vice President, Managing Director of Radio Network Development Department, Member of the Board of Directors of the Company
		June 2002	Senior Vice President, Managing Director of Research and Development Planning Department, Member of the Board of Directors of the Company
		June 2004	Executive Vice President, Managing Director of Research and Development Division, Member of the Board of Directors of the Company
		June 2005	(Implementation of executive officer system)
Executive Vice President, Managing Director of Research and Development Division, Member of the Board of Directors of the Company
		June 2008	Representative Director, President and Chief Executive Officer, Member of the Board of Directors of DOCOMO Technology, Inc.

Notes:

1.	DOCOMO Technology, Inc. is a subsidiary of the Company. Mr. Takanori Utano is expected to resign from the board of DOCOMO Technology, Inc. on June 15, 2012.

-end-

BUSINESS REPORT

(For the fiscal year from April 1, 2011 to March 31, 2012)

Note:

The term “FY2011” hereinafter refers to the fiscal year ended March 31, 2012, and other fiscal years are referred to in a corresponding manner. All non-consolidated figures regarding results of operations in this report were prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”), unless otherwise stated herein. Consolidated results contained herein were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), unless otherwise noted.

1. Business Matters of the Corporate Group

(1) Main Business Activities

The main business activities of our Group are summarized in the table below.

Business Segment	Main Business Areas
Mobile phone business	Cellular (Xi, FOMA, and mova) services, packet communications services (DoPa services), international services, satellite mobile communications services, and sales of handsets and equipment for each service, etc.

All other businesses	Credit services, home shopping services, Internet access service for hotel facilities and other measures, mobile advertisement business, etc.

Note: mova services and packet communications services (DoPa services) were terminated on March 31, 2012.

(2) Developments and Results of Operations

As Japan’s mobile telecommunications market continues to mature in line with the rise in cellular penetration rate, competition among operators remains intense in such areas as the acquisition of subscribers and further improvements in service offerings.

Under these market conditions, we aim to achieve further growth and deliver new value to society with our corporate vision, “Pursuing Smart Innovation: HEART.” In the fiscal year ended March 31, 2012, based on our medium-term action plan “DOCOMO’s Change and Challenge to Achieve New Growth,” we continued to promote various measures aimed at improving customer satisfaction, and received the No. 1 ranking in the consumer satisfaction survey of an external research organization for two straight years. Furthermore, in November 2011, we newly developed our Medium-Term Vision 2015: “Shaping a Smart Life” to transform ourselves into “an integrated service company placing mobile at the core.” Under the Medium-Term Vision, we have taken our initial steps toward our goals of achieving further advancements in our services and products centered on smartphones, and creating new values through the convergence with various external industries and services, thereby offering enhanced safety and security and delivering more convenient and efficient solutions to people’s everyday lives and businesses.

Following the Great East Japan Earthquake in March 2011, 6,720 base station equipment became temporarily inoperable. However, as a result of our early recovery efforts, we completed the stopgap restoration of damaged facilities by the end of April and full-scale repair by the end of September 2011. Furthermore, to better prepare ourselves for possible future disasters, we immediately started employing additional measures, including a roll-out of large-zone base stations* and the introduction of an uninterruptible power supply at selected base stations. The implementation of these new disaster preparedness measures is nearly complete. In December 2011, we established a TOHOKU Reconstruction Support Office to provide even more prompt assistance in the reconstruction of devastated areas.

We would like to extend our deepest apologies for inconveniencing many customers as a result of a series of service interruptions reported since June 2011, which were caused by failures in communications equipment such as sp-mode systems and packet switches despite our ongoing facility buildup and other operational efforts for improvement. Taking this matter seriously, we established a Task Force for Improvement of Network Infrastructure, headed by the President and CEO, in December 2011, and we employed measures to correct the cause of the malfunction and also completed comprehensive inspection of network facilities in March 2012. Further, we implemented drastic measures for improvements in reliability. These include comprehensive inspections of network facilities and the increased installation of packet switches. We will continue our endeavors to improve our network infrastructure so as to regain customer confidence and allow customers to use our services free from concern.

For the fiscal year ended March 31, 2012, with respect to our cellular services revenues, although voice revenues decreased by ¥170.3 billion from the previous fiscal year, packet communications revenues increased by ¥148.9 billion as a result of our sales efforts to expand the penetration of smartphones. Other revenues grew by ¥15.7 billion owing mainly to an increase in the subscriptions to the “Mobile Phone Protection & Delivery Service.” Equipment sales revenues grew by ¥21.5 billion, primarily due to an increase in the number of devices sold to agent resellers. Consequently, we recognized operating revenues of ¥4,240.0 billion (an increase of ¥15.7 billion from the previous fiscal year). Operating expenses declined by ¥14.0 billion from the previous fiscal year to ¥3,365.5 billion as a result of the efficient use of expenditures and other ongoing cost-cutting efforts. As a result of the foregoing, we recorded operating income of ¥874.5 billion (an increase of ¥29.7 billion from the previous fiscal year). Income before income taxes was ¥877.0 billion, and the net income attributable to NTT DOCOMO, INC. was ¥463.9 billion, including the effect of a decrease of the net deferred tax assets due to the tax reform that was enacted on November 30, 2011.

Note:	Consolidated results contained herein were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

*	Large-zone base station is a base station that covers an area normally covered by multiple stations which will be activated when those base stations become inoperable in the event of disasters.

(Billions of yen)

Item	20th Fiscal Year (FY2010)	21st Fiscal Year (FY2011)	Year-on-Year Change
Operating revenues	4,224.3	4,240.0	0.4%
Operating income	844.7	874.5	3.5%
Income before income taxes	835.3	877.0	5.0%
Net income attributable to NTT DOCOMO, INC.	490.5	463.9	-5.4%

■	Mobile Phone Business

<<Number of Subscriptions for Principal Services>>

As of March 31, 2012, the total number of our cellular services subscriptions exceeded 60.00 million, of which Xi (LTE) subscriptions accounted for 2.22 million and FOMA subscriptions 57.91 million. The second-generation mova service, which was launched in March 1993 and contributed significantly to the popularization of the mobile phone, was terminated on March 31, 2012. The total number of packet flat-rate service subscriptions reached 36.30 million as a result of the increased penetration of smartphones and the introduction of new flat-rate billing plans for packet access. The subscriptions to the “Value Plan” grew to 45.21 million as of March 31, 2012.

(Thousands of subscriptions)

Category	As of March 31, 2011	As of March 31, 2012	Increase or Decrease	Year-on-Year Change
Cellular services	58,010	60,129	2,120	3.7%
Xi services	26	2,225	2,199	—
FOMA services	56,746	57,905	1,159	2.0%
Packet flat-rate services	31,921	36,295	4,374	13.7%
i-mode services	48,141	42,321	-5,819	-12.1%
sp-mode services	2,095	9,586	7,492	357.7%
i-channel	16,233	16,124	-108	-0.7%
i-concier	6,224	5,672	-552	-8.9%

Notes:

1.	Number of Cellular services subscriptions as of March 31, 2011 includes subscriptions to Cellular (mova) services.

2.	Number of subscriptions to Cellular services and Cellular (FOMA) services includes Communication Module services subscriptions.

3.	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscriptions.

<<No.1 Customer Satisfaction Ranking>>

We have moved ahead with our business transformation programs from a customer-oriented perspective in accordance with our “Change and Challenge” action plan, uniting the forces of the entire corporate group and ensuring a thoroughly hands-on approach to serving customers. We have consistently listened to the voices of our customers through various channels such as docomo Shops and call centers, and responded to them in a steadfast manner. As a result, we were awarded with the following appraisals from external institutions:

•	No.1 ranking for two straight years in “2011 Japan Mobile Phone Service Study,”*[1] a consumer satisfaction study by J.D. Power Asia Pacific.

•	No.1 ranking for three straight years in “2011 Japan Business Mobile Phone Service Study”*[2] conducted by J.D. Power Asia Pacific.

•	No. 1 ranking for three straight years in “mobile data devices customer satisfaction survey”*[3] by Nikkei BP Consulting.

*1:

J. D. Power Asia Pacific 2010-2011 Japan Mobile Phone Service StudiesSM. 2011 study results were based on responses obtained from 31,200 mobile phone users residing in Japan during August 2011. http://www.jdpower.co.jp/

*2:

J. D. Power Asia Pacific 2009-2011 Japan Business Mobile Phone Service StudiesSM. 2011 study results were based on 3,214 responses from individuals responsible for supervising or deciding upon telephone services at 2,466 businesses with 100 or more employees. (Each respondent evaluated up to two mobile telephone providers.)

*3:

Nikkei BP Consulting “3rd Mobile data devices customer satisfaction survey,” a customer satisfaction survey on mobile data communications services (3G, LTE, WiMAX) of mobile operators conducted in March 2011. http://consult.nikkeibp.co.jp/consult/news/2011/mobile0516/

<<Spread of Smartphones>>

The following actions have been undertaken to expand the adoption of smartphones:

<New Services>

•

In March 2012, we started offering “Shabbette Concier” voice-agent application that enables customers to obtain a wide range of information and perform diverse tasks free of charge simply by speaking into their DOCOMO smartphones. For example, smartphone tasks, such as searching contacts, creating emails, or making phone calls, can be performed simply through voice commands.

•

We commenced the trial service of “Translator Phone,” a service that translates speech into other languages in real time by performing voice recognition, translation, voice synthesis and other processing using DOCOMO’s network, without relying on the processing capability of the handset.

•

As our new offerings for smartphones, we launched the “dmenu” portal, which provides customers with easy access to a wide array of content and services, and a content market “dmarket,” that is directly operated by DOCOMO.

•	In July 2011, in order to allowing customers to use smartphones with a greater sense of security, we began providing “docomo Anshin Scan” virus detection service free of charge to smartphone users.

•	We also started offering a number of services on smartphones that are popular in i-mode, e.g., “i-channel,” “i-concier,” and “Data Security Service.”

<Product Lineup>

•

To further enrich our product lineup to cater to the various needs of customers while making it easier for customers to choose the right model for their needs, we rearranged our product categories and introduced a new product brand, “docomo smartphones,” which comprises two product lines, the “docomo with series” and the “docomo NEXT series.”

<Billing Plans>

•	In June 2011, we introduced a discount service that offers discounts on basic monthly charges for up to 24 months to users purchasing a tablet as a second mobile device.

As a result of these activities, the number of smartphones sold during the fiscal year ended March 31, 2012 increased sharply to 8.82 million units, an increase of approximately 3.5 times compared to the previous fiscal year, and the total number of sp-mode subscribers grew to 9.59 million as of March 31, 2012.

<< Xi Service Deployment>>

With respect to the Xi service, which launched in December 2010, we started offering voice communication services in addition to data access capabilities, and implemented the below measures:

•

Following the launch of service in six major cities in July 2011, we expanded coverage to all prefectural-capital-class cities across Japan in the end of January 2012, and the service was available in all ordinance-designated cities in Japan by the end of March 2012. The total number of Xi base stations installed exceeded 7,000 as of March 31, 2012.

•

In conjunction with the release of Xi-enabled smartphones, we launched new voice billing plans such as “Type Xi (including Ninen plan)” as well as the “Xi Talk 24” flat-rate voice plan offering 24-hour unlimited domestic voice calls to all DOCOMO users.

•

We also diversified Xi packet flat-rate menus for customers using smartphones, introducing the full flat-rate option, “Xi Pake-hodai Flat,” and the two-tiered “Xi Pake-hodai Double” plan. Upon the release of Xi-enabled tablets, we also launched the data-only billing plans, “Xi Data Plan Flat (including Ninen plan)” and “Xi Data Plan 2 (including the Ninen plan).”

•	Moreover, we launched the “Xi2 Discount Campaign” to offer monthly fee discounts for customers using Xi exclusively for data communications with a second device such as a tablet.

•	We released a number of Xi-enabled smartphones and tablets in addition to the data-only devices to enrich our lineup.

<<Reinforcement of Product Lineup>>

Below is a list of the principal new products released during the fiscal year ended March 31, 2012:

docomo NEXT series

“Experience wonder and discovery beyond your imagination”

16 new models including:

SO-01D (Xperia™ PLAY)*1

SC-03D (GALAXY S II LTE)

SC-04D (GALAXY NEXUS)

N-01D (MEDIAS PP)*2

L-01D (Optimus LTE)

F-05D (ARROWS X LTE)

F-07D (ARROWS µ)

N-04D (MEDIAS LTE)

SO-02D (Xperia™ NX)

SH-06D (AQUOS PHONE)*3

P-04D

BlackBerry® Bold 9900*4

docomo WITH series

“Make every day more enjoyable”

18 new models including:

P-01D

T-01D (REGZA Phone)*5

F-03D (ARROWS Kiss)

SH-01D (AQUOS PHONE)

SH-02D (AQUOS PHONE slider)

P-02D (LUMIX Phone)*6

L-02D (PRADA phone by LG)

SH-04D (Q-pot.Phone)*7

F-08D (Disney Mobile on docomo)

N-05D (MEDIAS ES)

SO-03D (Xperia™ acro HD)

P-05D (Disney Mobile on docomo)

docomo Tablet	“Come to the thrilling world of computers” 6 new devices: SC-01D (GALAXY Tab 10.1 LTE) F-01D (ARROWS Tab LTE) Sony Tablet™ S*8 Sony Tablet™ P SC-02D (GALAXY Tab 7.0 Plus) N-06D (MEDIAS TAB)
docomo STYLE series	“Shine brightly with individuality” 13 new models including the F-02D, P-03D, N-03D, SH-03D, N-02D, F-04D, F-06D, and SH-05D
Concept Models	A palm-sized PC! F-07C (Windows® 7 Mobile)*9
Raku-Raku PHONE series	A handset series designed to be “user-friendly,” “simple,” “easy to read” and “peace of mind.” F08C (Raku-Raku PHONE BASIC 3)
Kids’ PHONE	A kids’ phone with a security alarm and a GPS tracking function HW-02C
Digital Photo Frames	Digital photo frames that receive promptly by email images that are taken with a mobile device PHOTO PANEL 04
Data Communications Devices	Data communications devices and mobile Wi-Fi routers that work on the Xi network for even faster communications L-03D BF-01D

*1.	Xperia is a trademark or registered trademark of Sony Mobile Communications AB.

*2.	MEDIAS is a registered trademark of NEC CASIO Mobile Communications, Ltd.

*3.	AQUOS PHONE is a trademark of Sharp Corporation.

*4.	BlackBerry and related names and logos are trademarks and registered trademarks of Research In Motion Limited.

*5.	REGZA Phone is a registered trademark of TOSHIBA CORPORATION.

*6.	LUMIX Phone is a registered trademark of Panasonic Corporation.

*7.	Q-pot.® is a registered trademark of GRAMME Co.

*8.	Sony Tablet is a trademark of Sony Corporation.

*9.	The Windows logo is a trademark of Microsoft Corporation and its related companies.

<<Enhancement of Billing Plans>>

In order to improve our billing plans, we have implemented the below measures:

•

We launched a promotional discount campaign, “Ouen Student Discount 2012,” targeted at students, and their families with new mobile subscriptions, which waives basic monthly fees for up to 37 months. During this period, smartphone subscribers are entitled under this campaign to receive discounts of ¥1,050 per month from the upper limit rate of their packet flat-rate service.

•

Targeting people with children between the age of 3 and 12, we started a limited-time discount campaign called “Kids Discount” under which the basic monthly fee is reduced to ¥0 for up to seven months after subscription, and ¥390 thereafter for the following 30 months.

•

For light data users who use data service mainly for email and Internet searches, we introduced a data-only flat-rate billing plan “Flat Rate Data 128K Value” for access via the FOMA network. It offers unlimited data usage for a fixed monthly fee of ¥1,580 when subscribed together with “Flat-Rate Data 128K Discount.” We also launched a promotional campaign to lower the monthly upper limit charge of this plan to ¥1,380 for up to 13 months after subscription.

•	Targeting customers using flat-rate billing plans for packet data access via the FOMA network, we lowered the monthly upper limit charge for data access using PCs or other external devices to ¥8,190.

<<After-Sales Support Effort>>

As described below, we have continually worked to strengthen our after-sales support with the aim of further improving customer satisfaction:

•

We launched the “Smartphone Anshin Remote Support” service to provide customers with professional assistance concerning the operation or settings of smartphones or tablet devices from our call center staff who can monitor the handset operations from a remote location.

•

The total number of field staff dispatched in principle within 48 hours of request for quality surveys or coverage improvement during the fiscal year ended March 31, 2012 reached approximately 44,000 cases.

•

Total number of mobile phones accepted in the “Mobile Phone Checking Service,” which provides free basic after-care, including checkups, minor repairs and cleaning at docomo Shops during the fiscal year ended March 31, 2012 reached 8.54 million units.

•

Total number of subscribers to “Mobile Phone Protection & Delivery Service,” a service that covers handset issues such as loss, water exposure and total damage, reached 35.36 million as of March 31, 2012. With a simple telephone call, a replacement handset of the same model and color as the original one (refurbished handset* and new battery pack) is delivered directly to the customer.

*	Refurbished products are handsets collected from customers that have been repaired, had their external covers replaced, undergone quality checks, and then reset to the same state as a new product.

<<Reinforcement of Corporate Marketing>>

We have implemented the following initiatives to offer new value useful for the businesses of our corporate clients:

•

The launch of “Smartphone Remote Control Service,” a cloud service for enterprise users that enables the remote locking of devices or data deletion in the event of the loss of a smartphone or tablet device.

•

The initiation of the “Mobile Groupware,” an enterprise cloud service that allows users to share internal information or access schedules or various other features from outside the office using smartphones.

•

Expansion of the application of the 24 hours a day flat-rate “Business Simple” discount plan for business phones that allows users to make unlimited intra-company calls. It revised flat-rate charges while expanding Xi services.

•

We entered into a capital/business alliance with NTT DATA INTRAMART CORP. to establish an operational structure that will allow us to respond to various application needs for smartphones and tablet devices and move ahead with the measures aimed at furthering new customer acquisition.

•

We entered into a business alliance with Vodafone Group Plc. primarily to cooperate in corporate marketing activities as well as to provide cross-border and one-stop solutions such as billing rates and service proposals to multinational corporations.

<<Global Business Expansion>>

To further expand our international communication services and facilitate overseas business deployment, the following measures were implemented:

•	The number of countries/regions in which international roaming for each service was available (as of March 31, 2012):

-	Voice/short message service (SMS): 219 countries/regions

-	Packet communications service: 194 countries/regions

-	Videophone service: 54 countries/regions

•	The number of cities in which an overseas support counter was set to provide free battery charging service as well as to handle inquiries pertaining to the use of mobile phone grew to 18.

•

net mobile AG, our German-based subsidiary engaged in the mobile content distribution platform business, became the largest shareholder of Bankverein Werther AG, a private bank owning the licenses for banking and credit card businesses in Germany, so as to expand into the finance and payment businesses by acquiring its service infrastructure and backbone system.

•

We acquired an approximate 25% equity stake ownership in VMG Media Joint Stock Company, a major service provider in Vietnam for the purpose of promoting platform/content distribution and other value-added service businesses in overseas markets.

<<New Value Creation Initiatives>>

Toward our goal of becoming an integrated service company placing mobile at the core, we implemented the following initiatives to create new value through the convergence of mobile with other industries and services:

•	We launched two new prepaid data-only billing plans, “Prepaid Data Plan 20h” and “Prepaid Data Plan 100h,” which can be applied for the Sony Computer Entertainment Inc. “PlayStation®Vita.”*

•

We started to support the “docomo DriveNet” information delivery service for car drivers on smartphones, and released the “DriveNet Cradle 01,” which offers a full-scale car navigation service when connected with a smartphone.

•	We started offering a new type of education support service “docomo-zemi” using smartphones and tablets in cooperation with multiple companies affiliated with education.

*	PlayStation is a registered trademark of Sony Computer Entertainment, Inc.

■	All other Businesses

<<Promotion of Credit Business>>

We have promoted the adoption of our credit brand “iD” and the credit service “DCMX” that is compatible with “iD.” These can be used as “Osaifu-Keitai” electronic payment solutions.

•

With respect to our credit brand “iD,” we have worked to increase the member stores where “iD” credit payment can be used. In February 2012 it became possible to use the brand at the nationwide Skylark group of restaurants with some 2,600 outlets. As a result, the total number of “iD” reader terminals installed reached 550,000 units as of March 31, 2012 (an increase of 30,000 units compared to March 31, 2011), and the total number of “iD” subscribers reached 16.88 million as of March 31, 2012.

•

We also endeavored to increase the number of subscriptions and boost usage for our mobile credit payment service, “DCMX,” through the renewal of the “DCMX GOLD” service and implementation of various promotional campaigns. As a result, combined subscriptions to “DCMX” services reached 12.95 million as of March 31, 2012 (an increase of 0.63 million from March 31, 2011).

<<Initiatives for New Value Creation>>

With the aim of transforming into “an integrated service company placing mobile at the core”, we implemented the following initiatives to create new value through the integration of mobile with other industries and services:

•

Prior to its scheduled launch in April 2012, we made an additional investment in mmbi, Inc., an approved, key terrestrial broadcasting business operator for the mobile reception of the “Mobacas” V-High multimedia broadcasting* service. We also moved ahead with preparations for the provision of the “NOTTV” broadcasting station service for smartphones and released of two compatible models.

•

Along with conducting a tender offer to acquire shares in Radishbo-ya Co., Ltd., a Japanese premium home-delivery service offering organic and preservative-free foods, and with the goal of expanding business synergies. We also entered into a basic agreement with Radishbo-ya and Lawson, Inc. to investigate business collaboration and capital alliances.

•

In April 2012, we entered into a business alliance with Intage, Inc. and established a new joint-venture company, DOCOMO Insight Marketing, Inc., to provide value-added support to the marketing activities of various enterprises by combining Intage’s data analysis and product development know-how with our DOCOMO Premier Club customer base.

•	We started “docomo Healthcare” service, which provides users with support for health management and disease prevention through smartphones and other devices.

•

With a view to establishing a joint venture company to develop and offer healthcare and medical support service, we have reached a basic agreement with Omron Healthcare Co. Ltd., to investigate business collaboration and capital alliances.

•	We started offering a medical insurance service for DOCOMO Premier Club members that can be subscribed easily from a mobile phone, “docomo Medical Insurance.”

•

We launched a low-environmental-impact bicycle sharing transport system in Yokohama and developed a generic bicycle-sharing system that features easy membership registration. We also started offering a biker application that keeps track of travel distance and routes, calories burned and other data.

•

We continued to promote home shopping service provided mainly through TV media by Oak Lawn Marketing, Inc., high-speed Internet access service for hotel facilities mainly in the Asia-Pacific region by DOCOMO interTouch Pte. Ltd. and our mobile advertisement service delivered primarily on i-mode sites by D2 Communications, Inc.

*

A broadcasting service delivered only to mobile devices using the frequency band between 207.5MHz and 222 MHz that became available as a result of digital conversion of conventional terrestrial broadcasting services for television.

Operating revenues and income (loss) in each business segment in the fiscal year ended March 31, 2012 are indicated in the table below.

(Billions of yen)

Category	FY 2010		FY 2011		Year-on-Year Change
Operating revenues
Mobile phone business	4,090.7	(96.8)	4,110.6	(96.9)	0.5%
Voice	1,712.2	(40.5)	1,541.9	(36.4)	-9.9%
Packet	1,694.9	(40.1)	1,843.9	(43.5)	8.8%
All other businesses	133.6	(3.2)	129.4	(3.1)	-3.1%
Total	4,224.3	(100.0)	4,240.0	(100.0)	0.4%
Operating income (loss)
Mobile phone business	856.7	(-)	886.3	(-)	3.5%
All other businesses	-12.0	(-)	-11.9	(-)	1.0%
Total	844.7	(-)	874.5	(-)	3.5%

Notes:

1.	Figures in parentheses indicate revenues as a percentage of total operating revenues.

2.	Operating revenues for the voice mobile phone business include circuit-switching data communication.

(3) Restoration from Great East Japan Earthquake and New Disaster Preparedness Measures

Following the Great East Japan Earthquake, we devoted ourselves toward the earliest possible recovery of damaged communication facilities. In April 2011, based on the lessons learned from the experience of the earthquake, we developed a wide range of new disaster preparedness measures and nearly completed their implementation by the end of February 2012. Meanwhile, we also reviewed our disaster response manual, including our business continuity plans (BCP), and verified procedures carefully such as the operational sequence of equipment newly installed for enhanced disaster preparedness and response to a large-scale service interruption.

<<Damage Restoration>>

Immediately after the March 2011 earthquake, we established a Disaster Countermeasures Office in the headquarters and the Tohoku Regional Office, and made an all-out effort toward early recovery of damaged communication facilities with the help of other NTT group companies and construction companies.

In concrete terms, as a stopgap measure immediately after the earthquake, we deployed approximately 30 units of mobile base stations and power supply vehicles and some 400 portable power generator units. We mobilized a total of some 4,000 people for the temporary repair of transmission lines and the recovery of power supply, and completed the implementation of tentative restoration measures for damaged facilities in the end of April 2011 and the full-scale repair by the end of September 2011.

<<Reconstruction Assistance >>

To provide assistance to the disaster-stricken areas, we launched the Charity Drive Website and collected some ¥1.0 billion in donations from our customers. Aside from this, the company made a corporate donation of ¥500 million. To set up an operational structure that will enable us to make prompt contributions to reconstruction activities in the stricken areas, we established the TOHOKU Reconstruction Support Office and implemented various measures, such as the introduction of an information delivery system for the affected areas as well as other services utilizing tablet devices.

<<New Disaster Preparedness Measures>>

•	Securing Communication for Key Areas and Facilities

Due to the direct damages inflicted by the enormous tremors of the Great East Japan Earthquake and the subsequent tsunami as well as the indirect damages caused by the stoppage of communication facilities resulting from the numerous hours of wide-area power outage and depletion of emergency backup batteries, our mobile communications services were disrupted in many areas. Learning from this experience, we installed large-zone base stations in 104 locations nationwide. This will ensure that areas normally serviced by multiple ordinary base stations can be covered by a single large base station, even if multiple conventional base stations become inoperable simultaneously. In addition to the conventional countermeasures against possible power outages, through the installation of self-powered generation equipment, we furnished uninterruptible power supplies in a total of 721 locations across Japan, primarily at base stations covering important areas and facilities such as prefectural government offices. We installed large-capacity batteries in a total of 1,070 base stations across Japan to ensure the continuation of services for over 24 hours after any loss of commercial power.

•	Swift Response to Disaster-Stricken Areas

In order to secure communication services in evacuation shelters and public organizations without delay after occurrence of a disaster, we have continually strived to increase the deployment of satellite mobile phones. For early recovery in areas with service disruption, we doubled the number of car-mount mobile base stations equipped with satellite entrance circuits to 19 units and deployed an additional 24 new portable-type units. This will allow us to provide network services through satellite entrance circuits even if our terrestrial cables or relay stations sustain damages. In addition, for immediate restoration of coverage, we introduced emergency microwave circuits in 100 transport sections across Japan.

•	Further Improvement of Customer Convenience during Disasters

We progressively introduced Area Mail capability in smartphones to enable simulcast delivery of disaster/evacuation shelter information, tsunami alerts and other information, and revamped our online “Restoration Area Map” service by making functional enhancements for faster activation and improving its readability. In March 2012, we launched a “Disaster Voice Messaging Service” that allows users to record messages concerning their safety and then send them to friends and families in the event of a large-scale disaster. Meanwhile, to improve the usability of our “Disaster Message Board Service,” which has been activated for safety confirmation by users in disasters, we added new application software that provides voice instructions to make it easier for users to register or confirm safety information.

<<Electricity-saving Initiatives>>

In response to the shortage of electricity, we introduced a variety of power-saving initiatives at our offices, including R&D centers, during the period between July and September 2011.

Specifically, in an effort to reduce power consumption we turned off half the lights at the offices, moderated our air-conditioner temperature settings, promoted a “cool-biz” summer dress code (no neckties and jackets), introduced voluntary restraints on overtime work, mandated that all employees leave the office at a pre-designated time on certain days, and changed weekends to Mondays and Tuesdays instead of Saturdays and Sundays.

With the cooperation and understanding of customers, docomo Shops also strived to conserve electricity by reducing lighting, changing the air-conditioning temperature settings, and introducing the “cool-biz” dress code. The shops also promoted the conversion to energy-efficient LED lights.

Our group is committed to continuing its endeavors toward further energy conservation to protect the environment while doing its utmost to respond to societal demands.

(4) Response to a Series of Service Interruptions

Taking the occurrence of a series of service interruptions and the administrative guidance from the Ministry of Internal Affairs and Communications (MIC) seriously, we established a Task Force for Improvement of Network Infrastructure, headed by the president and CEO in December 2011 and initiated company-wide efforts to investigate the causes and prevent recurrence of problems, so as to regain the confidence of customers. In the end of March 2012, we submitted a report on extensive measures in response to the guidance issued by MIC.

Envisaging a sophisticated network infrastructure capable of accommodating 50 million smartphones, we will work towards achieving further improvements in reliability and scalability of communication equipment.

<<Overview of a Series of Service Interruptions>>

Below summarizes the series of Service Interruptions:

Date	Affected areas	Number of affected users	Events reported
June 6, 2011	Kanto- Koshinetsu	Approx. 1.50 million	Difficulty of establishing voice/packet connections on Xi, FOMA and mova networks

August 16, 2011	Nationwide	Approx. 1.10 million	Difficulty of using packet service with sp-mode

December 20, 2011	Kansai	Approx. 20,000	Mail address of some users replaced with address of other user when using sp-mode mail service

January 1, 2012	Nationwide	Approx. 2.60 million	Difficulty of sending/receiving email with sp-mode mail service (Failure of receiving “undelivered message notice”)

January 25, 2012	Tokyo	Approx. 2.52 million	Difficulty of delivering voice/packet connections on FOMA network

<<Countermeasures against Service Interruptions>>

The Company’s maintenance and development-related departments conducted joint studies to determine the causes and evaluate the countermeasures for the facilities and equipment where service interruptions were reported. We completed the implementation of countermeasures listed below that were designed to, among other things, fix glitches, improve processing capabilities and reinforce the capacity of equipment:

Date of service interruption	Details of countermeasures employed
June 6, 2011	Modification of software program to prevent congestion in the Communication Control Unit and other measures

August 16, 2011	Capacity reinforcement and further processing capability enhancement of network authentication server equipment and other measures

December 20, 2011	Reassessment of internal processing for user management servers, load reduction through revision of signal processing procedures, buffer size expansion of network authentication server and other measures

January 1, 2012	Reassessment of internal processing of mail information server

January 25, 2012	Comprehensive inspection of packet switch processing capability and upgrade to a new-version packet switching system after examination of signaling volume

<<Additional Countermeasures to Prevent Future Interruptions>>

In order to prevent recurrence of similar issues, we have implemented countermeasures, including improving processing capabilities and procedures, re-examining construction procedures, etc., and working to improve network infrastructure for the prevention of interruption recurrences and to achieve accident-free construction.

Countermeasures		Details of countermeasures	Completion (Expected) Date
Processing Capacity	Packet Switching Equipment	Installation of packet-switching equipment based on results of processing-capacity inspections	April 2012
		Enhanced processing capacity of a new version of packet switching equipment	August 2012
	sp-mode system	Introduction of newly developed mail information server	February 2012
		Improved software and installation of network equipment responding to the increasing number of smartphones	December 2012
	Traffic overload	Rerouted processing away from malfunctioning channels	April 2012
		Rerouted processing when service control equipment switches to backup equipment	August 2012
	Increased Control Signal	Changes in radio connection procedures to allow the transmission of multiple applications with one wireless connection	December 2012

Processing Mode	Change in connection procedures of sp-mode and mopera (new procedures that do not cause IP address conflicts)	March 2012
	Introduction of function to prevent problems with user identification information during processing	January 2012

Quality of Software	Maintenance of development documents and enforcement of test	March 2012

Quality of Construction	Classification of the importance of each construction project by the impact on customers, sharing information within company to increase preparedness, ensuring procedures for unforeseen circumstances during constructions	February 2012

	Formulation of rules on construction time slot depending on the nature of constructions to minimize impact on customers	February 2012

In addition to the above-mentioned measures, we will seek cooperation of application providers to reduce the load on network and engage in the relevant activities at GSMA* or other forums on an ongoing basis.

In conjunction with these countermeasures, we have completed an inspection of our network infrastructure and operations covering 145 categories and comprising 256,966 items. As a result of these extensive companywide measures and inspections, we confirmed that our communication network can be operated stably. Going forward, we will continue to strengthen our network infrastructure to support growing smartphone traffic, including countermeasures for the increase of control signaling.

Further, we re-examined our construction plans and procedures, fully taking into account the impact on customers, and also improved the procedures for quickly and accurately informing customers about the operational status of our network. We will continue to devote our efforts to further enhance the reliability of our communication network to allow customers to utilize our services free of any concerns.

*	GSMA(GSM Association) : an industry association of mobile operators.

(5) Trend of Capital Expenditures

Below summarizes the principal capital investments made in the fiscal year ended March 31, 2012.

<<Capital Expenditures for Telecommunications Facilities>>

•

We continued further quality enhancements of FOMA service areas meticulously responding to the requests from customers, and expanded the network coverage of Xi service in an effective manner. As a result, the total number of FOMA outdoor and indoor base stations installed as of March 31, 2012 grew to 67,100 and 31,700, respectively (an increase of 4,300 units and 2,500 units, respectively, from March 31, 2011). For Xi service, total number of base stations installed as of March 31, 2012 grew to 7,000.

•

We also continually reinforced our network facilities to provide a comfortable communications environment to users of video and other rich content, and accommodate the growth in traffic resulting from the expanded uptake of smartphones, etc.

•

Under New disaster preparedness measures, we installed large-zone base stations in 104 locations nationwide. Further, we furnished uninterruptible power supplies in base stations covering principal areas and facilities, by installing a self-power generation equipment, and also installed large-capacity batteries to ensure continuation of services of 24 hours.

•

As measures to thoroughly safeguard against recurrence of network failures, we installed additional authentication servers and introduced new mail information servers for the sp-mode system, rolled out new-version packet switching systems and implemented other measures.

<<Initiatives Aimed for Efficiency and Cost Reduction>>

•

By facilitating the conversion into an IP-based network, we streamlined our network structure and pursued the integration and/or capacity expansion of our existing equipment, while continually working toward the reduction of equipment procurement costs.

•

We also structured our service areas and achieved quality improvement in an efficient manner, using the optimal equipment among various options taking into consideration the surrounding environmental conditions, traffic volume and other factors.

As a result of the above measures, the total capital expenditures for the fiscal year ended March 31, 2012, increased by 8.7% from the previous fiscal year to ¥726.8 billion.

(6) Financing Activities

During the fiscal year ended March 31, 2012, we did not make any long-term financing through capital increase, issuance of bonds, or long-term borrowings.

(7) Research and Development Activities

Research and development activities conducted in the fiscal year ended March 31, 2012 are described below.

<<Development of Handsets and Services >>

•	We developed a voice agent feature, “Shabette Concier,” that enables users to easily use a variety of services and functions provided by the Company simply by speaking into a smartphone.

•

We developed translation phone service for real-time interpretation by utilizing the call audio and executing advanced processing such as voice recognition, translation, and voice synthesis over the DOCOMO network, thereby performing high-speed processing without relying on the processing capability of the mobile handset.

•

We commercially released 40 smartphone and tablet models including 4 smartphones and 3 tablets supporting Xi. Furthermore, we developed applications for Android OS devices to enable the content and services provided on i-mode handsets in the past to be provided on smartphones.

•

In addition to developing common software for Android smartphones supporting the new service “Mobacas,” combining communications and broadcasting, we commercially released a smartphone model and a tablet model running the software and supporting Mobacas.

<<Development of Technologies for Future Commercialization>>

•

We worked to develop the network cloud infrastructure so that we can execute advanced information and telecommunications processing over the network and quickly realize the kind of non-handset-dependent services that can only be offered by a carrier.

•

With regard to the development of an environmentally friendly green base station that is resistant to disasters, we began the development of a green power controller for providing optimal control of solar panels, lithium ion batteries and commercial electric power. Outdoor trials of the green base station equipment (within the DOCOMO R&D Center) have begun, with the aim of conducting commercial trials in the fiscal year ending March 31,2013.

•	We worked to develop a jacket-type ultra-quick charge battery that can be fully charged in about 10 minutes, which is just 1/10 or 1/15 the amount of time needed to charge a conventional smartphone.

•

We worked to develop “interchangeable sensor jackets” that augment the functionality of smartphones by allowing users to attach and detach a variety of custom jackets that incorporate sensors and other hardware.

<<Efforts Relating to Future Technologies>>

•	In our research of the LTE-Advanced 4G mobile communication standard, we have continued to conduct transmission experiments using trial base stations in the Yokosuka and Sagamihara areas.

•

We engaged in research on High Efficiency Video Coding (HEVC), the next-generation video coding standard that will efficiently compress high quality video, and we played a leading role in the international standardization activity of HEVC, which offers more than 50% greater data compression than the existing standard.

•

We conducted research on the platform technologies for network virtualization for flexibly supporting future network formats that efficiently and economically handle the enormous and increasing volume of traffic of smartphone communications in the event of a disaster.

As a result of these activities, research and development expenditures during the fiscal year ended March 31, 2012 totaled ¥108.5 billion.

(8) CSR Activities

Adhering to our message, “Connecting people. Connecting society. Opening the door to new worlds,” by listening to the individual customer and to society as a whole, we strive to drive innovation toward the future and to create a richer, more comfortable manner of living and culture.

The following are important themes in our CSR message: the individual customer, consistent quality, safety and security, and environmental protection. We engage in various activities in keeping with these themes.

Since after the Great East Japan Earthquake, we have been continuously working on providing reconstruction assistance to the disaster-stricken areas, as well as providing stable services and delivering safety and security to our customers.

Specific CSR activities conducted in the fiscal year ended March 31, 2012 were as follows:

<< The Individual Customer>>

•

We are working to make our docomo Shops barrier-free so that anyone can easily visit them. Specifically, as of the end of the fiscal year under review, roughly 90% of the shops had entryways with level thresholds, and roughly 70% of the shops had disabled parking spaces and wheelchair-accessible toilet facilities.

•	Under our “one action, one employee” campaign, we implemented new systems to support volunteer activities and employee fundraising to continue the assistance to disaster-stricken areas.

<<Consistent Quality>>

•

Based on customer requests, we are improving and expanding our communications service areas and upgrading our infrastructure, including base stations and data centers, so that we can offer “anytime, anywhere service.” Through our proactive efforts, such as ensuring that calls can get through even during a disaster and guaranteeing the quality of our devices, we are working to boost confidence in our communications services.

•

We are putting the lessons of the Great East Japan Earthquake into action as we draft and implement new disaster measures aimed at ensuring the stability of communications, especially in critical areas, during a disaster; carrying out a rapid response in disaster areas, and further improving convenience for our customers.

<<Safety and Security>>

•

Since July 2011, our “Area Email” mass-transmission emergency earthquake bulletin service has been free of charge to national or local governments for the sending of disaster or evacuation information. In February, tsunami warnings issued by the Meteorological Agency were added to the service.

•

In the year under review, we held about 7,100 of our Mobile Phone Safety Classes, at which we educate users on mobile phone etiquette as well as how to deal with phone-related problems. Approximately 950,000 people attended these classes. We have offered the class about 27,850 times to about 4.1 million participants since we began offering it in 2004.

•

We are working to make mobile phone use even more safe and secure. In addition to our existing access-restriction service (filtering service), we began offering our “anshin mode” service. The service makes it possible to restrict the installation and operation of apps as well as the use of Wi-Fi from smartphones.

<<Environmental Protection>>

•

In the SMART for GREEN 2020 environmental vision that we formulated in fiscal 2010, we established goals of lowering CO2 emissions to 1.08 million tons or less and achieving a 10 million ton CO2 environmental contribution from ICT services by fiscal 2020. In fiscal 2011 we worked to protect the global environment by proactively installing energy-saving equipment and reducing greenhouse gas emissions.

•	During the year under review we collected 3.72 million used handsets (bringing the cumulative total to 80.36 million units) as part of our effort to efficiently utilize limited resources.

•	The “docomo Woods” that we have established in all 47 prefectures have contributed to the protection of biodiversity through forest preservation activities.

(9) Consolidated Financial Results and Assets

	18th Fiscal Year (FY 2008)	19th Fiscal Year (FY 2009)	20th Fiscal Year (FY 2010)	21st Fiscal Year (FY 2011)

Operating revenues (millions of yen)	4,447,980	4,284,404	4,224,273	4,240,003
Operating income (millions of yen)	830,959	834,245	844,729	874,460
Income before income taxes (millions of yen)	780,473	836,157	835,338	876,958
Net income attributable to NTT DOCOMO, INC. (millions of yen)	471,873	494,781	490,485	463,912
Earnings per share attributable to NTT DOCOMO, INC. (yen)	11,172	11,864	11,797	11,187
Total assets (millions of yen)	6,488,220	6,756,775	6,791,593	6,948,082
NTT DOCOMO, INC. Shareholders’ Equity (millions of yen)	4,341,585	4,635,877	4,850,436	5,062,527

*

Effective April 1, 2009, we adopted the accounting pronouncement issued in December 2007 relating to noncontrolling interests in consolidated financial statements. Upon the adoption, “Net income attributable to NTT DOCOMO, INC.,” “Earnings per share attributable to NTT DOCOMO, INC.” and “NTT DOCOMO, INC. Shareholders’ Equity” are presented.

(10) Issues Facing the Group

(10)-i New Disaster Preparedness Measures Learning from the Experience of Great East Japan Earthquake

We will continue to work towards providing our customers with safety and peace of mind, through the new disaster preparedness measures, which have been generally completed by the end of February 2012, and improving reliability and stability of our communication network.

For the details of the New Disaster Preparedness Measures, please see page 24, “1. Business Matters of the Corporate Group—(3) “Restoration from Great East Japan Earthquake and New Disaster Preparedness Measures.”

<<Dispersion of Essential Facilities>>

We will continue our efforts to complete the relocation of some of our important facilities that are currently concentrated in the Metropolitan area to Kansai and Kyushu region in light of the possibility of a major earthquake directly striking the Greater Tokyo area. Specifically, we will install a backup center of packet communication platform for our smartphones in Kyushu and a backup center for our customer information management system in Kansai.

<<Initiative for Green Base Stations>>

Taking advantage of green power-control technologies, we will move ahead with the development of disaster-resilient and environment-friendly next-generation green base stations. To this end, we plan to carry out studies on the use of eco-friendly electricity generation through combined use of solar and wind power as well as bio-fuel cells, and also look into methods to reduce peak power usage through the use of lithium-ion batteries.

<<Other Initiatives for Enhanced Disaster Preparedness>>

We plan to conduct comprehensive disaster drills, communication trainings and other necessary preparatory exercises based on the revised disaster response manual. Also, as a designated public institution, we will strengthen our cooperation with the Self-Defense Force and other relevant external entities.

(10)-ii Measures to Prevent Recurrence of Service Interruptions

To allow customers to use our services free of any concerns, we will take measures against the surge of control signaling to reinforce our network infrastructure in light of the projected growth in smartphone traffic, and strive further to improve the reliability.

For more details concerning the concrete measures to prevent recurrence of network failures, please see page 26 “1. Business Matters of the Corporate Group—(4) Response to a Series of Service Interruptions.”

(10)-iii Medium-Term Vision 2015: “Shaping a Smart Life”

In November 2011, we announced our Medium-Term Vision 2015 “Shaping a Smart Life” to further accelerate the activities undertaken under our 2008 action plan, “DOCOMO’s Change and Challenge to Achieve New Growth,” and to establish clear steps and initiatives to be implemented toward the realization of our Corporate Vision for 2020, “Pursuing Smart Innovation: HEART” developed in 2010.

Based on this Medium-Term Vision, within the year ending March 31, 2013, while continually striving for improved customer satisfaction, we will propel the “evolution of mobile services” and “new value creation through convergence with various industries and services” leveraging “docomo cloud” with the aim of offering enhanced safety and security and delivering more convenient and efficient solutions to people’s everyday lives and business, to fulfill smart lives.

<<Initiatives for Evolution of Mobile Services>>

We have hitherto worked toward the advancement of services and products offering a wide array of devices centered on smartphones. Going forward, toward further evolution of mobile services, we will continually endeavor to develop flexible and expandable services/content in an open environment, and enhance their operability to ensure comfortable usage in pursuit of further enjoyment and convenience of our customers. In the area of devices, we will build attractive features into our products in an open environment, to offer a lineup that can meet the individual needs of each customer. Specifically, we plan to introduce handsets furnished with waterproof casings, “Osaifu-Keitai” e-wallet and other functions highly sought by customers, models incorporating new functions or services like Xi or “NOTTV” multimedia broadcasting, and those supporting “emergency earthquake alert” or other safety/security-related features.

With respect to services, to provide customers with unprecedented levels of enjoyment and convenience, we will aim to realize multi-device environment, where users can utilize multiple devices with a single common ID, so that they can access various services with the optimal device depending on the circumstances or their preferences. At the same time, we will adopt new sensor technologies to store and process environmental data, e.g., temperature, air pressure or radiation levels, thereby enabling delivery of new services.

On the other hand, as mobile devices and services become more sophisticated, it will be increasingly essential for us to provide customers with a stable communications environment. We plan to accommodate the growth of traffic by expanding our network capacity primarily using our Xi service, which features high-speed, large-capacity and low-latency transmission.

Through these undertakings, we will aim to grow the number of our smartphone subscriptions to 40.00 million and Xi subscriptions to 30.00 million by the fiscal year ending March 31, 2016. We also plan to increase our packet communications revenues by 1.5-fold between the fiscal years ending March 31, 2012 and 2016.

<<New Value Creation through Convergence with Industries/Services>>

As a telecommunications operator, we have traditionally pursued the potentials of mobile communications. Going forward, however, we will drive innovation through the convergence of mobile with various other industries and services in collaboration with our alliance partners with the aim of creating new values and markets.

We plan to make strategic investments in eight business areas that offer great synergies with our core mobile business, such as the media/content business which includes broadcasting and electronic publishing services and finance/payment business including credit or insurance services. As part of our commerce business, we conducted a tender offer to acquire the shares of Radishbo-ya Co., Ltd. during the fiscal year ended March 31, 2012. Leveraging the resources of this premium grocery home-delivery service company, we will address the issue of food safety, provide solutions for the aging society and tackle other issues such as environmental protection and agriculture-related problems. Regarding our global business, we will continue to promote investments and alliances with oversea carriers, while aggressively developing platform business taking advantage of our expanding customer contacts.

As a result of the aforementioned initiatives, we aim to increase the revenues from new business areas to approximately ¥1 trillion for the fiscal year ending March 31, 2016, up 2.5 times compared to the level of the fiscal year ended March 31, 2012.

<<docomo cloud>>

We will devote ourselves to advance mobile services and create new value through the convergence with various industries and services leveraging three clouds: the personal cloud, which serves as the platform underpinning a wide range of services for consumers; the business cloud, which functions as the solutions platform that allows us to propose new business styles; and the network cloud, which offers added values that can only be provided by a telecommunications carrier through the advanced information/communication processing capabilities of its network.

<< Reinforcement of Business Foundation>>

With the aim of improving our cost efficiency and solidifying our financial standing for sustained growth, we will optimize our nationwide operations and streamline our network- and sale-related costs.

To fulfill our Corporate Social Responsibility, we will undertake various actions focusing on the four key areas of “the individual customer,” “consistent quality,” “safety and security” and “environmental protection.”

Since after the Great East Japan Earthquake, we have been continuously working on providing reconstruction assistance to the disaster-stricken areas, as well as providing stable services and delivering safety and security to our customers.

For corporate governance, by executing an internal control system designed for lawful business conduct, we will continue to ensure compliance and risk management on all fronts of our group, and work to earn the trust and confidence of all stakeholders.

To further improve customer satisfaction, leveraging the strong business foundation that we have constructed together with customers, we will work in unison toward the shared goal of becoming a corporate group that can earn the trust of customers, by continually listening to their feedback on both our mobile services as well as new businesses and undertaking measures that allow them to continue using our services without any concerns.

Through steadfast implementation of the aforementioned initiatives, we will aim to achieve the operating income target for the fiscal year ending March 31, 2013, of ¥900.0 billion as set forth in the “Change and Challenge” action plan. In addition, considering shareholder returns as one of the most important issues in our corporate management, we will strive to continue stable dividend payments while taking into consideration our consolidated financial results and consolidated dividend payout ratio.

(11) Principal Offices (As of March 31, 2012)

(a) Headquarters: 11-1, Nagata-cho, 2-chome, Chiyoda-ku, Tokyo, Japan

(b) Regional Offices:

Hokkaido Regional Office: Chuo-ku, Sapporo, Hokkaido Prefecture

Tohoku Regional Office: Aoba-ku, Sendai, Miyagi Prefecture

Tokai Regional Office: Higashi-ku, Nagoya, Aichi Prefecture

Hokuriku Regional Office: Kanazawa, Ishikawa Prefecture

Kansai Regional Office: Kita-ku, Osaka, Osaka Prefecture

Chugoku Regional Office: Naka-ku, Hiroshima, Hiroshima Prefecture

Shikoku Regional Office: Takamatsu, Kagawa Prefecture

Kyushu Regional Office: Chuo-ku, Fukuoka, Fukuoka Prefecture

(12) Employees (As of March 31, 2012)

Number of Employees (change from March 31, 2011)	Average Age	Average Length of Employment
23,289 (increase of 335)	40.5	15.6 years

Notes:

1.

The number of employees includes 313 employees seconded from companies other than the Company or its subsidiaries, but does not include 140 employees seconded to companies other than the Company or its subsidiaries.

2.	In calculating the average age of employees, employees at overseas subsidiaries are not included.

3.

In calculating the average length of service for employees transferred from Nippon Telegraph and Telephone Corporation (“NTT”), other companies in the NTT Group, the former NTT Central Personal Communications Network, Inc., or the eight regional companies in the Personal Communications Network, years of employment at their respective prior employers are included in the calculation. Employees seconded from companies other than the Company or its consolidated subsidiaries and employees at overseas subsidiaries are not included in the calculation.

(13) Status of Parent Company and Principal Subsidiaries

(a) Relationship with Parent Company

NTT, our parent company, currently owns 27,640,000 shares of our company (66.65% of all shares*) as of March 31, 2012. The company conducts business mainly in the mobile communication field under its own managerial responsibilities within the NTT Group.

The company and NTT have concluded an agreement on the content of services and benefits provided by NTT to the Company and the compensation with respect to basic research and development by NTT. In addition, the company and NTT have concluded an agreement on the content of services and benefits provided by NTT to the Group and the compensation with respect to group management and operation by NTT.

*	The percentage of shares held is calculated excluding treasury shares.

(b) Principal Subsidiaries

There are no subsidiaries that are considered to be principal subsidiaries as of March 31, 2012.

There were 127 subsidiaries and 32 affiliates as of March 31, 2012.

(c) Acquisition and disposal of shares of other companies

<<Additional investment in mmbi, Inc.>>

In order to expand the scope of our business activities, we acquired 584,380 shares in mmbi, Inc. through an approximate 29.2 billion yen third-party allocation of newly issued shares. The firm is an approved key terrestrial broadcasting business operator for mobile reception of “Mobacas” (V-High multimedia broadcasting services). Our investment ratio in the company now comes to approximately 60%.

<<Additional investment in Philippine Long Distance Telephone Company (“PLDT”)>>

PLDT, a fixed-line/mobile telecommunications operator in the Philippines, acquired Digital Telecommunications Philippines., Inc. through a stock swap, and because this was projected to decrease our interest in PLDT, we invested an additional 19.5 billion yen to acquire approximately 2% of PLDT’s outstanding shares, giving us an approximate 15% interest in the company.

<<Additional investment in Tata Teleservices Limited (“TTSL”)>>

To build a 3G service network and strengthen our operations in India, we invested an additional 14.4 billion yen* to acquire, through an allotment to shareholders by TTSL, newly issued shares in a proportion equivalent to our stake in the company (approximately 26%). This brought our interest in the company slightly higher, to approximately 27%.

*	A portion of the shares were acquired during the preceding period.

(14) Principal Creditors of the Corporate Group (as of March 31, 2012)

Creditor	Outstanding Loan Balance (millions of yen)
Meiji Yasuda Life Insurance Company	15,000

2. Company Shares (as of March 31, 2012)

(1) Total number of authorized shares: 188,130,000 shares

(2) Total number of issued shares: 43,650,000 shares

(3) Number of shareholders: 327,927

(4) Principal Shareholders

Shareholders	Holdings in the Company
	Number of Shares Held	Shareholding Ratio (%)
NIPPON TELEGRAPH AND TELEPHONE CORPORATION	27,640,000	66.65
JAPAN TRUSTEE SERVICES BANK, LTD. (TRUST ACCOUNT)	899,816	2.17
THE MASTER TRUST BANK OF JAPAN, LTD. (TRUST ACCOUNT)	836,755	2.02
SSBT OD05 OMNIBUS ACCOUNT—TREATY CLIENTS	377,596	0.91
STATE STREET BANK AND TRUST COMPANY	264,636	0.64
JAPAN TRUSTEE SERVICES BANK, LTD. (TRUST ACCOUNT 9)	252,470	0.61
THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DEPOSITARY RECEIPT HOLDERS	235,494	0.57
STATE STREET BANK AND TRUST COMPANY 505225	219,351	0.53
MELLON BANK N.A. AS AGENT FOR ITS CLIENT MELLON OMNIBUS US PENSION	186,261	0.45
BARCLAYS CAPITAL INC.	159,000	0.38

Notes:

1.	The Company’s holding of treasury stock (2,182,399 shares) is not included in the above.

2.	The Shareholding Ratio calculation excludes treasury stock.

3. Directors, Corporate Officers and Corporate Auditors

(1) Directors and Corporate Auditors (as of March 31, 2012)

Position	Name	Primary Responsibilities and Affiliations
President and CEO Member of the Board of Directors	Ryuji Yamada

Senior Executive Vice President Member of the Board of Directors	Kiyoyuki Tsujimura	Responsible for Multimedia Services, Technology

Senior Executive Vice President Member of the Board of Directors	Masatoshi Suzuki	Responsible for Global Business, Corporate Member of the Board of Directors of Tata Teleservices Limited (India)

Senior Executive Vice President Member of the Board of Director	Hiroshi Matsui	Responsible for CSR, Branches in Kanto and Koushinetsu areas

Executive Vice President Member of the Board of Directors	Kazuto Tsubouchi	Managing Director of Accounts and Finance Department, Responsible for Business Alliance Department, Member of the Board of Directors of Tata Teleservices Limited (India)

Executive Vice President Member of the Board of Directors	Kaoru Kato	Managing Director of Corporate Strategy & Planning Department

Executive Vice President Member of the Board of Directors	Mitsunobu Komori	Managing Director of R&D Center

Executive Vice President Member of the Board of Directors	Fumio Iwasaki	Responsible for Networks

Executive Vice President Member of the Board of Directors	Tsutomu Shindou	Managing Director of Corporate Marketing Division and Managing Director of TOHOKU Reconstruction Support Office

Executive Vice President Member of the Board of Directors	Takashi Tanaka	Responsible for Consumer Sales

Senior Vice President Member of the Board of Directors	Wataru Kagawa	Managing Director of General Affairs Department, Managing Director of Corporate Citizenship Department and Managing Director of Business Process Improvement Office

Senior Vice President Member of the Board of Directors	Kazuhiro Yoshizawa	Managing Director of Human Resources Management Department

Member of the Board of Directors	Hiroshi Tsujigami	General Manager, Business Management Corporate Strategy Planning Department, NTT Director, NTT Investment Partners

Full-time Corporate Auditor	Shunichi Tamari

Full-time Corporate Auditor	Shuro Hoshizawa

Full-time Corporate Auditor	Kyouichi Yoshizawa

Full-time Corporate Auditor	Haruo Morosawa

Corporate Auditor	Eiko Tsujiyama

Professor of Accounting Faculty of Business & Commerce, Waseda University,

Outside Corporate Auditor of Mitsubishi Corporation,

Outside Director of ORIX Corporation,

Outside Corporate Auditor of LAWSON, INC.

Notes:

1.	Members of the Board of Directors and Corporate Auditors who resigned or retired during the fiscal year ended March 31, 2012 are as follows:

Name	Retirement date	Reason	Position/responsibility at time of retirement
Bunya Kumagai	June 17, 2011	Resigned	Executive Vice President, Responsible for Consumer Sales, Member of the Board of Directors

Akio Oshima	June 17, 2011	Resigned	Executive Vice President, Managing Director of Corporate Marketing Division, Member of the Board of Directors

Katsuhiro Nakamura	June 17, 2011	Resigned	Senior Vice President, Managing Director of General Affairs Department and Managing Director of Corporate Citizenship Department, Member of the Board of Directors

Kenichi Aoki	June 17, 2011	Term expired	Full-time Corporate Auditor

Yoshitaka Makitani	June 17, 2011	Term expired	Full-time Corporate Auditor

Takaaki Wakasugi	June 17, 2011	Term expired	Corporate Auditor

2.	Member of the Board of Directors elected at the 20th Annual General Meeting of Shareholders held on June 17, 2011 are as follows:

Name	Position	Responsibility
Tsutomu Shindou	Executive Vice President and Member of the Board of Directors	Managing Director of Corporate Marketing Division and Managing Director of Corporate Marketing Department I

Wataru Kagawa	Senior Vice President and Member of the Board of Directors	Managing Director of General Affairs Department, Managing Director of Corporate Citizenship Department and Managing Director of Business Process Improvement Office

Kazuhiro Yoshizawa	Senior Vice President and member of the Board of Directors	Managing Director of Human Resources Management Department

Shuro Hoshizawa	Full-time Corporate Auditor

Haruo Morosawa	Full-time Corporate Auditor

Eiko Tsujiyama	Corporate Auditor

3.	Changes in responsibilities of the Members of the Board of Directors during the fiscal year ended March 31, 2012 are as follows:

Name	Current Positions and Responsibilities	Previous Positions and Responsibilities	Effective date
Tsutomu Shindou	Executive Vice President, Managing Director of Corporate Marketing Division, Member of the Board of Directors	Executive Vice President, Managing Director of Corporate Marketing Division and Managing Director of Corporate Marketing Department I, Member of the Board of Directors	June 24, 2011
	Executive Vice President, Managing Director of Corporate Marketing Division and Managing Director of TOHOKU Reconstruction Support Office, Member of the Board of Directors	Executive Vice President, Managing Director of Corporate Marketing Division, Member of the Board of Directors	December 1, 2011
Takashi Tanaka	Executive Vice President, Responsible for Consumer Sales, Member of the Board of Directors	Senior Vice President, Managing Director of Human Resources Management Department, Member of the Board of Directors	June 17, 2011

4.	Board member Hiroshi Tsujigami is an outside director as provided in Article 2, Item15 of the Corporation Law.

5.

Nippon Telegraph and Telephone Corporation, which employs outside director Hiroshi Tsujigami, is our parent company, and NTT Investment Partners, Inc., where Mr. Tsujigami concurrently serves as a director, is a subsidiary of Nippon Telegraph and Telephone Corporation.

6.	Full-time Corporate Auditors Kyoichi Yoshizawa and Haruo Morosawa and Corporate Auditor Eiko Tsujiyama are outside corporate auditors as provided in Article 2, Item16 of the Corporation Law.

7.

Corporate Auditor Eiko Tsujiyama has considerable knowledge in finance and accounting gained through her years of experience as a university professor, along with being a Certified Public Accountant and as an outside director on corporate boards.

8.

Outside Corporate Auditor Eiko Tsujiyama also serves as an outside corporate auditor with Lawson, Inc., a company with which we have business alliance; we have no special relationship with other firms where Ms. Tsujiyama is concurrently serving.

9.

We have designated outside Corporate Auditors Haruo Morosawa and Eiko Tsujiyama as independent corporate auditors pursuant to the Securities Listing Regulations of Tokyo Stock Exchange, and have notified the Tokyo Stock Exchange of such designation.

(2) Policies concerning, and total compensation of, directors and corporate auditors

(a) Policies

Matters concerning compensation for directors are decided by the Board of Directors.

Compensation for directors (excluding outside directors) is comprised of a monthly salary and bonuses. Monthly salaries are paid on the basis on the each director’s scope of roles and responsibilities. Bonuses are paid taking into account the Company’s business results for the current term. Also, directors make monthly contributions of at least a certain amount for the purchase of the Company’s shares through the Director Shareholding Association to encourage a medium- to long-term perspective. Purchased shares are owned by the directors during their terms in office.

Compensation for corporate auditors is determined by resolution of the Board of Corporate Auditors and, in order to maintain a high level of independence, consists only of a monthly salary that is not linked to financial performance.

(b) Total Compensation for Directors and Corporate Auditors for the Fiscal Year Ended March 31, 2012

Position	Number of Persons	Total Compensation (Millions of yen)
Director	15	504
Corporate Auditor	8	129

Total	23	633

Notes:

1.

Upper limits on compensation for directors and corporate auditors were set at ¥600 million annually for directors and ¥150 million annually for corporate auditors at the 15th ordinary general meeting of shareholders held on June 20, 2006.

2.	The above includes three directors and three corporate auditors who retired at the conclusion of the 20th ordinary general meeting of shareholders held on June 17, 2011.

3.	Compensation for directors includes ¥114 million in bonuses paid in the fiscal year ended March 31, 2012.

(3) Outside Directors and Outside Corporate Auditors

(a) Principal activities of outside directors and outside corporate auditors

Position	Name	Principal Activities
Outside Director	Hiroshi Tsujigami	He attended 14 of the 17 Board of Directors meetings held during the fiscal year ended March 31, 2012 and used his extensive experience in the telecommunications business to make appropriate comments from a perspective independent from the Company’s business operations.
Kyouichi Yoshizawa

He attended all 17 Board of Directors meetings and all 14 of the Board of Corporate Auditors meetings held in the fiscal year ended March 31, 2012 and used his activities and experience as an NTT labor union board member to make appropriate comments.

Outside Corporate Auditor	Haruo Morosawa

He attended all 14 of the Board of Directors meetings and all 9 of the Board of Corporate Auditors meetings held after his appointment in June 2011, and made appropriate comments from his expert perspective gained through his work experience in the Board of Audit of Japan.

Eiko Tsujiyama

She attended 12 of the 14 Board of Directors meetings and all 9 Board of Corporate Auditors meetings held after her appointment in June 2011 and made appropriate comments from her expert perspective in finance and accounting as a Certified Public Accountant and gained through her years of experience as a university professor and as an outside director on corporate boards.

(b) Indemnity agreements

The Company has concluded agreements with outside directors and outside corporate auditors to indemnify them for personal liability as provided in Article 423, Section 1 of the Corporation Law in accordance with Article 427, Section 1 of the Corporation Law. The compensation of liability is the minimum amount in accordance with Article 425, Section 1 of the Corporation Law.

(c) Total compensation to outside directors in the fiscal year ended March 31, 2012

Number of persons	Total compensation (Millions of yen)
5	69

Note:

The above includes two corporate auditors who retired at the conclusion of the 20th ordinary general meeting of shareholders held on June 17, 2011.

4. Independent Auditor

(1)	Name of independent auditor

KPMG AZSA LLC

(2)	Audit fees paid to the independent auditor in the fiscal year ended March 31, 2012

Details	Amount (Millions of yen)
Audit fees for the independent auditor in the fiscal year ended March 31, 2012	680
Total monetary and other financial benefits payable by the Company and its subsidiaries	793

Notes:

1.

The audit contract between the Company and the independent auditor does not distinguish among audit fees paid for audits performed pursuant to the Corporation Law, audit fees paid for audits performed pursuant to the Financial Instruments and Exchange Act and audit fees paid for audits performed pursuant to the U.S. Securities Exchange Act, and since it is not practically possible to make such a distinction, the amounts indicated in the audit fees paid to the independent auditor in the fiscal year ended March 31, 2012 above are totals.

2.

Consideration is paid to the independent auditor for services other than the services specified in Article 2, Paragraph 1 of the Certified Public Accountants Act (non-audit services). The non-audit services are consulting and advisory services relating to international financial reporting standards.

(3)	Policies concerning decisions to discharge or not reappoint independent auditors

In the event that the circumstances set forth in any of the items of Article 340, Section 1 of the Corporation Law apply to the independent auditor, the independent auditor is to be discharged by a unanimous resolution of the Board of Corporate Auditors.

In addition, if the Company determines that it would be difficult for the independent auditor to perform proper audits, the Board of Directors may, with the agreement of the Board of Corporate Auditors or upon request from the Board of Corporate Auditors, propose to the general meeting of shareholders that the independent auditor be discharged or that the independent auditor not be reappointed.

5. Systems for Ensuring the Propriety of the Company’s Business Activities

A summary of the Board of Directors resolutions concerning the development of systems to ensure the propriety of the Company’s business activities (internal control systems) is set forth below.

(1)	Basic stance on fortifying internal control systems

a)

In fortifying the internal control systems, the Company aims to achieve legal compliance, management of loss risk and appropriate and efficient business operations and consider various measures, including regulations, organizational and structural improvement, formulation of action plans and the monitoring of activities.

b)

An internal control committee will be formed as an entity overseeing efforts to have the internal control systems function more efficiently. The committee will aim to fortify internal control systems from the cross-departmental perspective; upon assessing efficacy, necessary improvements will be carried out.

c)

Appropriate efforts will be made with regard to ensuring the reliability of the internal control systems, which will be involved with the financial reporting based on the U.S. Sarbanes-Oxley Act and the Financial Instruments and Exchange Act.

d)

The Board of Directors will approve the basic policy on fortifying internal control systems (the Basic Policy), receive regular reports on the progress of the initiative to fortify internal control systems, and oversee and monitor the internal control systems of the Company.

e)	As chief executive officer, the president and representative director will oversee the efforts to build the internal control systems based on the Basic Policy approved by board members.

(2)	Fortifying structure relating to internal control systems

a)	System to ensure that the performance of duties by directors and employees conform with laws and regulations and the Company’s Articles of Incorporation

We institute the “NTT DOCOMO Group Code of Ethics” and compliance-related regulations and create requisite systems for ethical and legal compliance. In addition, when preparing financial statements, officers responsible for finance, corporate auditors, and independent auditors hold preliminary discussions of significant accounting policies, and for disclosure of company information including financial statements in a manner that conforms with securities-related laws and regulations, matters are decided at meetings of the Board of Directors after the necessary internal procedures pursuant to in-house regulations have been completed. Also, internal audit staff conducts audits of the company’s overall business activities to ensure conformity with laws and regulations and in-house regulations.

b)	System for storage and maintenance of information relating to the performance of duties by directors

Information relating to the performance of duties by directors is recorded and stored in accordance with rules stipulating the methods of storage and administration of documents and administrative information.

c)	Regulations and other systems relating to the management of loss risks

Executive directors responsible for risk management periodically summarize information relating to risks in their organizations in accordance with rules concerning risk management, and the internal control committee made up of directors, senior vice presidents, and others identifies risks as necessary for companywide risk management, and decide management policy for identified risks to prevent risks from occurring and to take rapid countermeasures in the event that risks do occur.

d)	System to ensure that the performance of duties by directors is conducted efficiently

The efficiency of the performance by directors of their duties is ensured by such means as decision-making rules based on internal regulations and the specification of powers relating to their duties, the formulation of medium-term management policies and business plans by the Board of Directors, and the establishment of committees composed of directors, senior vice presidents, and others.

e)	System to ensure the propriety of the business activities of the corporate group consisting of the Company, its parent company, and its subsidiaries

Based on rules governing fundamental matters relating to the management of our Group companies, group companies discuss important business matters with the Company or report them to the Company. In addition, officers with responsibility for corporate ethics who are appointed at subsidiaries report to the Company in a timely manner on the state of problems involving senior management, and the Company provides necessary guidance. With respect to unusual transactions with the parent company, investigations are conducted by legal personnel and audits are conducted by corporate auditors. Further, audits by internal audit personnel are directed to cover its subsidiaries, and whenever necessary they obtain and assess the results of the internal audits of those companies.

f)	Matters relating to employees who assist corporate auditors in the performance of their duties and the independence of those employees from the directors

The Corporate Auditor’s Office is established as an organization dedicated to assisting the corporate auditors with the performance of their duties, and specialist staff are assigned to it. We provide the Board of Corporate Auditors with advance explanations concerning matters such as appointments and transfers of these personnel and their job assignments, and pay respectful attention to the board’s opinions before acting on such matters.

g)	System for reporting to corporate auditors by directors and employees

Directors, senior vice presidents, and employees report promptly to the corporate auditors and to the Board of Corporate Auditors concerning matters prescribed by laws and regulations as well as requested matters necessary for the performance by the corporate auditors of their duties.

h)	Other systems for ensuring that auditing by corporate auditors is conducted effectively

Representative directors and the Board of Corporate Auditors hold regular meetings and develop an auditing environment necessary for enabling the corporate auditors to perform their duties. In addition, the internal audit staff coordinate with the audits by the corporate auditors to ensure auditing is conducted in a collaborative manner.

Throughout this report, amounts prepared based on domestic accounting standards are rounded down to the nearest unit. Amounts prepared in accordance with U.S. accounting standards are rounded up or down to the nearest unit.

CONSOLIDATED BALANCE SHEET [U.S. GAAP]

Millions of yen
March 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	¥522,078
Short-term investments	371,504
Accounts receivable	963,001
Credit card receivables	189,163
Allowance for doubtful accounts	(23,550)
Inventories	146,563
Deferred tax assets	76,858
Prepaid expenses and other current assets	112,644

Total current assets	2,358,261

Property, plant and equipment:
Wireless telecommunications equipment	5,700,951
Buildings and structures	867,553
Tools, furniture and fixtures	520,469
Land	199,802
Construction in progress	133,068
Accumulated depreciation and amortization	(4,885,546)

Total property, plant and equipment, net	2,536,297

Non-current investments and other assets:
Investments in affiliates	480,111
Marketable securities and other investments	128,389
Intangible assets, net	680,831
Goodwill	204,890
Other assets	255,747
Deferred tax assets	303,556

Total non-current investments and other assets	2,053,524

Total assets	¥6,948,082

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥75,428
Short-term borrowings	733
Accounts payable, trade	738,783
Accrued payroll	55,917
Accrued interest	767
Accrued income taxes	150,327
Other current liabilities	132,048

Total current liabilities	1,154,003

Long-term liabilities:
Long-term debt (exclusive of current portion)	180,519
Accrued liabilities for point programs	173,136
Liability for employees’ retirement benefits	160,107
Other long-term liabilities	171,546

Total long-term liabilities	685,308

Total liabilities	1,839,311

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680
Additional paid-in capital	732,592
Retained earnings	3,861,952
Accumulated other comprehensive income (loss)	(104,529)
Treasury stock, at cost	(377,168)
Total NTT DOCOMO, INC. shareholders’ equity	5,062,527
Noncontrolling interests	46,244

Total equity	5,108,771

Total liabilities and equity	¥6,948,082

(Note)	Amounts are rounded off to the nearest 1 million yen.

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME [U.S.GAAP]

Millions of yen
Year ended March 31, 2012 (April 1, 2011—March 31, 2012)
Operating revenues:
Wireless services	¥3,741,114
Equipment sales	498,889

Total operating revenues	4,240,003

Operating expenses:
Cost of services (exclusive of items shown separately below)	893,943
Cost of equipment sold (exclusive of items shown separately below)	695,008
Depreciation and amortization	684,783
Selling, general and administrative	1,091,809

Total operating expenses	3,365,543

Operating income	874,460

Other income (expense):
Interest expense	(2,774)
Interest income	1,376
Other, net	3,896

Total other income (expense)	2,498

Income before income taxes	876,958

Income taxes:
Current	339,866
Deferred	62,668

Total income taxes	402,534

Equity in net income (losses) of affiliates, net of applicable taxes	(13,472)

Net income	460,952

Less: Net (income) loss attributable to noncontrolling interests	2,960

Net income attributable to NTT DOCOMO, INC.	¥463,912

Net income	¥460,952
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	3,895
Change in fair value of derivative instruments, net of applicable taxes	(2)
Foreign currency translation adjustment, net of applicable taxes	(28,998)
Pension liability adjustment, net of applicable taxes	(2,483)

Total other comprehensive income (loss)	(27,588)

Comprehensive income	433,364

Less: Comprehensive (income) loss attributable to noncontrolling interests	2,974

Comprehensive income attributable to NTT DOCOMO, INC.	¥436,338

(Note)  Amounts are rounded off to the nearest 1 million yen.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY [U.S.GAAP]

For the Fiscal Year Ended March 31, 2012 (April 1, 2011 — March 31, 2012)

(Millions of yen)

	NTT DOCOMO, INC. shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total shareholders’ equity	Non controlling interests	Total equity
Balance at March 31, 2011	¥949,680	¥732,914	¥3,621,965	¥(76,955)	¥(377,168)	¥4,850,436	¥27,158	¥4,877,594
Cash dividends declared to NTT DOCOMO, INC. shareholders			(223,925)			(223,925)		(223,925)
Cash distributions to noncontrolling interests						—	(1,280)	(1,280)
Aquisition of new subsidiaries						—	1,746	1,746
Contributions from noncontrolling interests		(322)				(322)	21,655	21,333
Others						—	(61)	(61)
Comprehensive income
Net income			463,912			463,912	(2,960)	460,952
Unrealized holding gains (losses) on available-for-sale securities				3,895		3,895	(0)	3,895
Change in fair value of derivative instruments				(2)		(2)		(2)
Foreign currency translation adjustment				(28,984)		(28,984)	(14)	(28,998)
Pension liability adjustment				(2,483)		(2,483)	0	(2,483)

Balance at March 31, 2012	¥949,680	¥732,592	¥3,861,952	¥(104,529)	¥(377,168)	¥5,062,527	¥46,244	¥5,108,771

(Note)  Amounts are rounded off to the nearest 1 million yen.

(Reference) CONSOLIDATED STATEMENT OF CASH FLOWS

Millions of yen
Year ended March 31, 2012
Cash flows from operating activities:
Net income	¥460,952
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	684,783
Deferred taxes	52,176
Loss on sale or disposal of property, plant and equipment	24,055
Impairment loss on marketable securities and other investments	4,030
Equity in net (income) losses of affiliates	24,208
Dividends from affiliates	12,052
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	(198,538)
(Increase) / decrease in credit card receivables	(14,584)
Increase / (decrease) in allowance for doubtful accounts	5,388
Decrease / (increase) in inventories	245
Decrease / (increase) in prepaid expenses and other current assets	338
(Increase) / decrease in non-current installment receivables for handsets	(12,809)
Increase / (decrease) in accounts payable, trade	94,747
(Decrease) / increase in accrued income taxes	(11,751)
Increase / (decrease) in other current liabilities	7,361
(Decrease) / increase in accrued liabilities for point programs	(26,451)
Increase / (decrease) in liability for employees’ retirement benefits	7,095
(Decrease) / increase in other long-term liabilities	(12,296)
Other, net	9,558

Net cash provided by operating activities	1,110,559

Cash flows from investing activities:
Purchases of property, plant and equipment	(480,416)
Purchases of intangible and other assets	(237,070)
Purchases of non-current investments	(35,582)
Proceeds from sale of non-current investments	2,540
Acquisitions of subsidiaries, net of cash acquired	(3,624)
Purchases of short-term investments	(1,164,203)
Redemption of short-term investments	1,023,698
Short-term bailment for consumption to a related party	(80,000)
Other, net	72

Net cash used in investing activities	(974,585)

Cash flows from financing activities:
Repayment of long-term debt	(171,879)
Proceeds from short-term borrowings	4,991
Repayment of short-term borrowings	(4,467)
Principal payments under capital lease obligations	(4,380)
Dividends paid	(223,865)
Contributions from noncontrolling interests	21,333
Other, net	(349)

Net cash provided by (used in) financing activities	(378,616)

Effect of exchange rate changes on cash and cash equivalents	(831)

Net increase (decrease) in cash and cash equivalents	(243,473)
Cash and cash equivalents at beginning of year	765,551

Cash and cash equivalents at end of year	¥522,078

Supplemental disclosures of cash flow information:
Cash received during the year for:
Income tax refunds	¥251
Cash paid during the year for:
Interest, net of amount capitalized	2,922
Income taxes	351,964
Non-cash investing and financing activities:
Assets acquired through capital lease obligations	2,036

(Note)	Amounts are rounded off to the nearest 1 million yen.

NON-CONSOLIDATED BALANCE SHEET (As of March 31, 2012)

(Millions of yen)

ASSETS
Non-current assets
Non-current assets for telecommunication businesses
Property, plant and equipment
Machinery and equipment	¥869,337
Antenna facilities	656,449
Equipment related facilities	0
Telecommunications line facilities	40,545
Pipe and hand holes	14,098
Building	380,399
Structures	90,034
Other machinery and equipment	3,812
Vehicles	287
Tools, furniture and fixtures	94,701
Land	196,950
Lease assets	1,411
Construction in progress	111,537

Total property, plant and equipment	2,459,566

Intangible assets
Rights to use utility facilities	13,732
Software	559,176
Patents	451
Leasehold rights	56,108
Lease assets	36
Other intangible assets	81,747

Total intangible assets	711,253

Total non-current assets for telecommunication businesses	3,170,819

Investments and other assets
Investment securities	130,286
Shares of affiliated companies	778,218
Other investments in affiliated companies	10,535
Contributions in affiliated companies	5,434
Long-term loan receivable	180
Long-term prepaid expenses	14,580
Long-term accounts receivable, other	88,716
Deferred tax assets	214,128
Other investments and other assets	70,033
Allowance for doubtful accounts	(1,215)

Total investments and other assets	1,310,899

Total non-current assets	4,481,719

Current assets
Cash and bank deposits	173,680
Notes receivable	2
Accounts receivable, trade	726,834
Accounts receivable, other	466,202
Securities	459,956
Inventories and supplies	163,994
Advances	3,045
Prepaid expenses	26,607
Deposits	230,000
Deferred tax assets	50,256
Other current assets	13,561
Allowance for doubtful accounts	(22,823)

Total current assets	2,291,317

Total assets	¥6,773,036

LIABILITIES
Long-term liabilities
Bonds	¥180,000
Lease obligations	1,283
Liability for employees’ retirement benefits	123,700
Accrued liabilities for loyalty programs	246,646
Asset retirement obligations	19,962
Other long-term liabilities	1,691

Total long-term liabilities	573,284

Current liabilities
Current portion of non-current liabilities	75,000
Accounts payable, trade	282,985
Lease obligations	1,265
Accounts payable, other	467,823
Accrued expenses	13,704
Accrued income taxes	143,959
Advances received	8,483
Deposits received	92,453
Asset retirement obligations	14
Other current liabilities	57,074

Total current liabilities	1,142,765

Total liabilities	1,716,050

NET ASSETS
Shareholders’ equity
Common stock	949,679

Capital surplus
Capital legal reserve	292,385
Other capital surplus	393,092

Total capital surplus	685,477

Earned surplus
Earned legal reserve	4,099
Other earned surplus
Accelerated depreciation reserve	145
General reserve	358,000
Earned surplus brought forward	3,437,371

Total earned surplus	3,799,616

Treasury stock	(377,167)

Total shareholders’ equity	5,057,605

Valuation and translation adjustments
Net unrealized holding gains or losses on securities	(619)

Total valuation and translation adjustments	(619)

Total net assets	5,056,985

Total liabilities and net assets	¥6,773,036

(Note)  Amounts are rounded down to the nearest 1 million yen.

NON-CONSOLIDATED STATEMENT OF INCOME

For the Year ended March 31, 2012 (April 1, 2011—March 31, 2012)

		(Millions of yen)

Recurring profits and losses
Operating revenues and expenses
Telecommunication businesses
Operating revenues
Voice transmission services	¥1,522,097
Data transmission services	1,795,597
Other	32,847	¥3,350,543

Operating expenses
Sales expenses	836,106
Facility maintenance expenses	326,569
General expenses	53,961
Administrative expenses	67,890
Research expenses	70,576
Depreciation and amortization	663,431
Loss on disposal of property, plant and equipment and intangible assets	36,186
Communication network charges	212,511
Taxes and public dues	40,592	2,307,827

Operating income from telecommunication businesses		1,042,715
Supplementary businesses
Operating revenues		1,027,990
Operating expenses		1,199,349

Operating income (losses) from supplementary businesses		(171,358)

Total operating income		871,356
Non-operating revenues and expenses
Non-operating revenues
Interest income	328
Interest income-securities	1,022
Dividend income	79,653
Miscellaneous income	12,772	93,778

Non-operating expenses
Interest expense	519
Interest expense-bonds	4,019
Write-downs of investment securities	3,772
Miscellaneous expenses	3,470	11,783

Recurring profit		953,351

Extraordinary Loss
Write-downs of investment in shares of affiliated companies	13,048
Loss from disaster	7,511	20,560

Income before income taxes		932,791
Income taxes-current		322,300
Income taxes-deferred		52,429

Net income		¥558,061

(Note)  Amounts are rounded down to the nearest 1 million yen.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

For the Year ended March 31, 2012 (April 1, 2011—March 31, 2012)

(Millions of yen)
	Shareholders’ equity
	Common stock	Capital surplus			Earned surplus					Treasury stock	Total shareholders’ equity
		Capital legal reserve	Other capital surplus	Total capital surplus	Earned legal reserve	Other earned surplus			Total earned surplus
						Accelerated depreciation reserve	General reserve	Earned surplus brought forward
Balance at April 1, 2011	¥949,679	¥292,385	¥393,092	¥685,477	¥4,099	¥160	¥358,000	¥3,103,219	¥3,465,480	¥(377,167)	¥4,723,468
Changes during the annual period
Addition for accelerated depreciation reserve						26		(26)	—		—
Reversal of accelerated depreciation reserve						(41)		41	—		—
Dividends from surplus								(223,925)	(223,925)		(223,925)
Net income								558,061	558,061		558,061
Net changes other than shareholders’ equity
The total amount of changes during the annual period	—	—	—	—	—	(15)	—	334,151	334,136	—	334,136

Balance at March 31, 2012	¥949,679	¥292,385	¥393,092	¥685,477	¥4,099	¥145	¥358,000	¥3,437,371	¥3,799,616	¥(377,167)	¥5,057,605

	Valuation and translation adjustments			Total net assets
	Net unrealized holding gains or losses on securities	Deferred gains or losses on hedges	Total valuation and translation adjustments
Balance at April 1, 2011	¥(2,577)	¥732	¥(1,845)	¥4,721,623
Changes during the annual period
Addition for accelerated depreciation reserve				—
Reversal of accelerated depreciation reserve				—
Dividends from surplus				(223,925)
Net income				558,061
Net changes other than shareholders’ equity	1,958	(732)	1,225	1,225
The total amount of changes during the annual period	1,958	(732)	1,225	335,362

Balance at March 31, 2012	¥(619)	¥—	¥(619)	¥5,056,985

(Note)  Amounts are rounded down to the nearest 1 million yen.

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]

Independent Auditor’s Report

May 7, 2012

The Board of Directors
NTT DOCOMO, INC.

KPMG AZSA LLC

Toshiharu Kawai (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

Hiroto Kaneko (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

Kotetsu Nonaka (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of income and comprehensive income, the consolidated statement of changes in equity and the related notes of NTT DOCOMO, INC. as at March 31, 2012 and for the year from April 1, 2011 to March 31, 2012 in accordance with Article 444-4 of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120-2-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the second sentence of Article 120-2-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under U.S. generally accepted accounting principles, present fairly, in all material respects, the financial position and the results of operations of NTT DOCOMO, INC. and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

Independent Auditor’s Report

May 7, 2012

The Board of Directors
NTT DOCOMO, INC.

KPMG AZSA LLC

Toshiharu Kawai (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

Hiroto Kaneko (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

Kotetsu Nonaka (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

We have audited the non-consolidated financial statements, comprising the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets and the related notes, and the supplementary schedules of NTT DOCOMO, INC. as at March 31, 2012 and for the year from April 1, 2011 to March 31, 2012 in accordance with Article 436-2-1 of the Companies Act.

Management’s Responsibility for the non-consolidated Financial Statements and Others

Management is responsible for the preparation and fair presentation of the non-consolidated financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of non-consolidated financial statements and the supplementary schedules that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the non-consolidated financial statements and the supplementary schedules based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements and the supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the non-consolidated financial statements and the supplementary schedules. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the non-consolidated financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the non-consolidated financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the non-consolidated financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the non-consolidated financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of NTT DOCOMO, INC. for the period, for which the non-consolidated financial statements and the supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

[English Translation]

Audit Report of Board of Corporate Auditors

Based on audit reports from each Corporate Auditor, and following due discussion at meetings, the Board of Corporate Auditors has prepared this audit report regarding the execution of the duties of the Board of Directors in the 21st fiscal year from April 1, 2011 to March 31, 2012. The Board reports as follows.

1. Outline of Audit Methodology

The Board of Corporate Auditors established an auditing plan and received reports from each Corporate Auditor on the status of the implementation of audits and the results thereof, as well as reports from the Board of Directors and the Independent Auditors regarding the status of execution of their duties, and requested explanations as necessary.

Also, on the basis of the Board of Corporate Auditors Rules established by the Board of Corporate Auditors, and in accordance with its auditing plan, the Corporate Auditors sought mutual understanding with the Directors, the internal auditing department, other employees and the Independent Auditors in their efforts to collect information, and carried out the audit as follows:

(1)

attended meetings of the Board of Directors and other important meetings, and received reports from Directors and employees regarding performance of their duties, requested explanations as necessary, perused important documents regarding decisions and approvals made and investigated the status of operations and the financial position at the company’s head office and major offices of business;

(2)

carried out an audit and verification of the particulars of Board of Directors resolutions relating to the establishment of structures necessary to ensure that the Board of Directors’ performance of its duties is in conformity with laws and regulations and the Company’s Articles of Incorporation and to otherwise ensure the appropriateness of the business of a kabushiki kaisha, as well as the structures established pursuant to such resolutions (internal control system);

(3)

regarding the subsidiaries, the Board of Corporate Auditors sought to achieve a mutual understanding and exchange of information with directors and other persons and corporate auditors of the subsidiaries, and, where necessary, received business reports from the subsidiaries; and

(4)

audited and verified whether the Independent Auditors maintained their independence and carried out their audits appropriately, received reports from the Independent Auditors regarding the execution of their duties and, where necessary, requested explanations. Also, the Board of Corporate Auditors received notification from the Independent Auditors to the effect that the structure to ensure that duties are executed appropriately has been established and requested explanations as necessary.

Based on the above methodology, the Board of Corporate Auditors evaluated business reports, supplementary schedules, the non-consolidated statutory report related to the fiscal year ended March 31, 2012 (the non-consolidated balance sheet, income statement, statement of changes in shareholders’ equity, and note to non-consolidated statutory report), the supplementary schedules as well as the consolidated statutory report (the consolidated balance sheet, consolidated statement of income and comprehensive income, consolidated statement of shareholders’ equity and consolidated note to consolidated financial statements).

2. Audit Results

(1)	Results of the audit of the business report

i.	We find that the Business Report and its supplementary statements accurately reflect the conditions of the company in accordance with laws and regulations and the Articles of Incorporation.

ii.	No inappropriate conduct concerning the execution of duties by Directors or material facts in violation of law or the Articles of Incorporation were found.

iii.

We find that the particulars of Board of Directors’ resolutions concerning the internal control systems are appropriate. Further, no matters requiring note on our part were found with respect to Directors’ execution of duties in regards to the internal control system.

(2)	Results of the audit of performance of the duties by the Independent Auditors

No matters requiring note on our part were found with respect to the structure for ensuring the proper execution of duties by the Independent Auditor, KPMG AZSA LLC.

(3)	Results of the audit of the non-consolidated statutory report, supplementary schedules and the consolidated statutory report

We find that the methodology and results of the audit by the Independent Auditor, KPMG AZSA LLC, are appropriate.

May 10, 2012

Board of Corporate Auditors of NTT DOCOMO, INC.

Shunichi Tamari, Full-time Corporate Auditor	seal

Shuro Hoshizawa, Full-time Corporate Auditor	seal

Kyouichi Yoshizawa, Full-time Corporate Auditor	seal

Haruo Morosawa, Full-time Corporate Auditor	seal

Eiko Tsujiyama, Corporate Auditor	seal

Note:	Corporate auditors, Mr. Kyouichi Yoshizawa, Mr. Haruo Morosawa and Ms. Eiko Tsujiyama are outside corporate auditors as provided in Article 2, Item 16 of the Corporation Law.

Companies listed on the NYSE must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual. However, listed companies that are foreign private issuers, such as the Company, are permitted to follow home country practice in lieu of certain provisions of Section 303A.

We have posted on our corporate website the significant differences between the corporate governance practices followed by NYSE-listed U.S. companies under Section 303A of the NYSE Listed Company Manual and those followed by the Company (http://www.nttdocomo.co.jp/english/corporate/ir/management/governance/nyse.html).